UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 29, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

INTERIM REPORT2020 A joint stock limited company incorporated in the People’s Republic of China with limited liability Stock Code : A Share : 600115 H Share : 00670 ADR : CEA

Contents 2 Definitions 5 Company Business Introduction 6 Company Profile 8 Interim Financial Information o Notes to Interim Condensed Consolidated Financial Information 47 Summary of Operating Data 50 Fleet Structure 51 Management Discussion and Analysis

Definitions

In this report, unless the context otherwise requires, the following expressions have the following meanings:

AFK	means Air France-KLM. Please refer to its official website https://www.airfranceklm.com/ for more details about AFK
Audit and Risk Management Committee	means the audit and risk management committee of the Company
Available freight tonne-kilometres (AFTK)	means the sum of the maximum tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown for every route
Available seat-kilometres (ASK)	means the sum of the maximum number of seats made available for sale multiplied by the distance flown for every route
Available tonne-kilometres (ATK)	means the sum of capacity available for the carriage multiplied by the distance flown for every route
Board	means the board of directors of the Company
CAAC	means the Civil Aviation Administration of China. Please refer to its official website http://www.caac.gov.cn/ for more details about CAAC
CEA Holding	means 中國東方航空集團有限公司 (China Eastern Air Holding Company Limited*), the controlling shareholder and a connected person of the Company
CES Finance	means 東航金控有限責任公司 (CES Finance Holding Co., Limited), a wholly-owned subsidiary of CEA Holding and a shareholder and connected person of the Company
CES Global	means 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited), a wholly-owned subsidiary of CES Finance and a shareholder and connected person of the Company
China Eastern Airlines, CEA, or the Company	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited)
China United Airlines	means 中國聯合航空有限公司 (China United Airlines Co., Limited), a wholly-owned subsidiary of the Company
COVID-19	means the novel coronavirus pneumonia disease, a pneumonia caused by a novel coronavirus, which was named as"COVID-19" by the World Health Organization
CSRC	means the China Securities Regulatory Commission. Please refer to its official website http://www.csrc.gov.cn/ for more details about the CSRC
Delta	means Delta Air Lines Inc. (IATA Code: DL), a shareholder of the Company. Please refer to its official website https://www.delta.com/ for more details about Delta
Director(s)	means the director(s) of the Company
Eastern Air Jiangsu	means 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited*), a controlled subsidiary of the Company
Eastern Air Overseas	means 東航海外（香港）有限公司 (Eastern Air Overseas (Hong Kong) Corporation Limited), a wholly-owned subsidiary of the Company
Eastern Air Wuhan	means 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited*), a controlled subsidiary of the Company
Eastern Air Yunnan	means 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Limited*), a controlled subsidiary of the Company
Eastern Airlines Industry Investment	means 東方航空產業投資有限公司 (Eastern Airlines Industry Investment Company Limited*), a wholly-owned subsidiary of CEA Holding and a connected person of the Company

2 China Eastern Airlines Corporation Limited | 2020 Interim Report

Definitions Eastern Logistics means 東方航空物流股份有限公司 (Eastern Airline Logistics Co., Limited*), a controlled subsidiary of Eastern Airlines Industry Investment and a connected person of the Company Eastern Technology means 東方航空技術有限公司 (China Eastern Airlines Technology Co., Limited), a wholly-owned subsidiary of the Company Freight load factor means the ratio of freight traffic volume to AFTK Freight tonne-kilometres yield means the ratio of the sum of freight transportation and related revenue to freight traffic volume HKSCC means Hong Kong Securities Clearing Company Ltd., which operates the Central Clearing and Settlement System (CCASS) of Hong Kong. HKSCC is a wholly-owned subsidiary of Hong Kong Stock Exchange, in which the shares of H shares investors are deposited Hong Kong Stock Exchange means The Stock Exchange of Hong Kong Limited. Please refer to its website http://www.hkex.com.hk/ for more details about the Hong Kong Stock Exchange IATA means the International Air Transport Association, a major international organization formed by airlines of different countries worldwide, which coordinates and communicates government policies through aviation transportation enterprises and deals with actual operations issues. Please refer to its official website http://www.iata.org/ for more details Japan Airlines means Japan Airlines Co., Ltd. (IATA Code: JL). Please refer to its official website http://www.jal.com/ for more details about Japan Airlines Juneyao Airlines means 上海吉祥航空股份有限公司 (Juneyao Airlines Co., Ltd) (IATA Code: HO). Please refer to its official website http://www.juneyaoair.com/ for more details about Juneyao Airlines. A connected person of the Company Juneyao Group means 上海均瑤（集團 ）有限公司 (Shanghai Juneyao (Group) Co., Ltd.), the controlling shareholder of Juneyao Airlines and a connected person of the Company Juneyao Hong Kong means 上海吉祥航空香港有限公司 (Shanghai Juneyao Airline Hong Kong Limited), a wholly-owned subsidiary of Juneyao Airlines and a connected person of the Company Listing Rules means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange Model Code means the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules OTT Airlines means一二三航空有限公司 (One Two Three Airlines Co., Ltd.), a company re-organized from東方公務航空有限公司 (Eastern Business Airlines Co., Ltd.*) and established on 26 February 2020 and a wholly-owned subsidiary of the Company Overall load factor means the ratio of total traffic volume to ATK Passenger load factor means the ratio of passenger traffic volume to ASK Passenger-kilometres yield means the ratio of the sum of passenger traffic and related revenue to passenger traffic volume PRC means the People’s Republic of China Qantas means Qantas Airways Ltd. (IATA Code: QF). Please refer to its official website https://www.qantas.com/ for more details about Qantas Reporting Period means 1 January 2020 to 30 June 2020 Revenue freight tonne-kilometres means the freight traffic volume, the sum of cargo and mail load in tonnes multiplied by the (RFTK) distance flown for every route Revenue passenger-kilometres means the passenger traffic volume, the sum of the number of passengers carried multiplied by the (RPK) distance flown for every route 3

Definitions Revenue tonne-kilometres (RTK) means the total traffic volume, the sum of load (passenger and cargo) in tonnes multiplied by the distance flown for every route Revenue tonne-kilometres yield means the ratio of the sum of transportation and related revenue to total traffic volume SFO means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) Shanghai Airlines means 上 海 航 空 有 限 公 司 (Shanghai Airlines Co., Limited*), a wholly-owned subsidiary of the Company Shanghai Flight Training means 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Limited), a wholly-owned subsidiary of the Company Shanghai Jidaohang means 上海吉道航企業管理有限公司 (Shanghai Jidaohang Enterprise Management Company Limited), a wholly-owned subsidiary of Juneyao Airlines and a connected person of the Company SkyTeam Airline Alliance means the SkyTeam Alliance, one of the three major international airline alliances in the world. Please refer to its official website http://www.skyteam.com/ for more details about the SkyTeam Airline Alliance SPD Bank means Shanghai Pudong Development Bank Co., Ltd. Supervisor(s) means the supervisor(s) of the Company TravelSky means 中國民航信息網絡股份有限公司 (TravelSky Technology Limited) Weight of freight carried means the actual weight of freight carried The Board of the Company hereby presents the unaudited consolidated interim financial information of the Group for the six months ended 30 June 2020 prepared in accordance with International Financial Reporting Standards (‘‘IFRSs’’) (which were reviewed and approved by the Board and the Audit and Risk Management Committee on 28 August 2020), with comparative figures for the corresponding period in 2019. The interim financial information of the Group for the six months ended 30 June 2020 is not necessarily indicative of annual or future results of the Group. Investors should not place undue reliance on the unaudited consolidated interim financial information of the Group for the six months ended 30 June 2020. 4 China Eastern Airlines Corporation Limited 2020 Interim Report

Company Business Introduction The scope of principal business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other businesses related to air transportation; insurance by-business agency services; e-commerce; in-flight supermarket; wholesale and retail of goods. The Company adheres to its principle of deepening its comprehensive reforms, led by internationalization and the development of Internet, centered on reformation development, brand construction and ability enhancement, striving to realize the development objective of ‘‘Establishing a World-class and Happy CEA’’, accelerated to change from a traditional air carrier to a modern aviation integrated services provider. The Company built up a streamlined while efficient modernized fleet, operating 732 passenger aircraft, including 10 business aircraft self-owned and held under trust, with an average fleet age of 6.7 years. The Company has been continuously strengthening hub connectivity and domestic route network construction, thereby providing quality and convenient air transport and extended services to worldwide travelers and customers. 5

Company Profile

Company Information

Chinese name of the Company	中國東方航空股份有限公司
Abbreviated Chinese name of the Company	東方航空
English name of the Company	China Eastern Airlines Corporation Limited
Abbreviated English name of the Company	CEA
Legal representative of the Company	Liu Shaoyong

Basic Profile

Registered address of the Company	66 Airport Street, Pudong New District, Pudong International Airport, Shanghai
Postal code of the Company's registered address	201202
Place of business of the Company	36 Hongxiang 3rd Road, Minhang District, Shanghai
Postal code of the Company's place of business	201100
The Company's website	www.ceair.com
Mobile application (APP)	東方航空
Mobile website	m.ceair.com
Email address	ir@ceair.com
Service hotline	+86 95530
Sina Weibo	http://weibo.com/ceair
Weixin public subscription ID	東方航空訂閱號
Weixin ID	donghang_gw
Weixin QR code	

Shares of the Company

A shares listing venue: The Shanghai Stock Exchange	Abbreviation: CEA	Code: 600115
H shares listing venue: The Hong Kong Stock Exchange	Abbreviation: China East Air	Code: 00670
ADR listing venue: NYSE	Abbreviation: China Eastern	Code: CEA

Contact Person and Contact Method

	Board Secretary, Company Secretary and Authorized Representative	Securities Affairs Representative
Contact person	Wang Jian	Yang Hui
Contact address	36 Hongxiang 3rd Road, Minhang District, Shanghai	36 Hongxiang 3rd Road, Minhang District, Shanghai
Telephone number	021-22330930	021-22330920
Fax number	021-62686116	021-62686116
Email address	ir@ceair.com	ir@ceair.com

6 China Eastern Airlines Corporation Limited | 2020 Interim Report

Company Profile

DIRECTORS

Liu Shaoyong (Chairman)
Li Yangmin (Vice Chairman)
Tang Bing (Director)
Wang Junjin (Director)
Lin Wanli (Independent non-executive Director)
Shao Ruiqing (Independent non-executive Director)
Cai Hongping (Independent non-executive Director)
Dong Xuebo (Independent non-executive Director)
Yuan Jun (Employee Representative Director)

SUPERVISORS

Xi Sheng (Chairman of the Supervisory Committee)
Gao Feng (Employee Representative Supervisor)
Fang Zhaoya (Supervisor)

SENIOR MANAGEMENT

Li Yangmin (President)
Wu Yongliang (Vice President, Chief Financial Officer) *(resigned on 28 August 2020)*
Zhou Qimin (Chief Financial Officer) *(appointed on 28 August 2020)*
Feng Dehua (Vice President)
Cheng Guowei (Vice President) *(appointed on 15 January 2020)*
Liu Tiexiang (Vice President) *(appointed on 29 April 2020)*
Jiang Jiang (Vice President)
Wang Jian (Board Secretary, Company Secretary)

COMPANY SECRETARY

Wang Jian

AUTHORIZED REPRESENTATIVES

Liu Shaoyong
Wang Jian

LEGAL ADVISERS

Hong Kong: Baker & McKenzie
USA: Baker & McKenzie
China: Beijing Commerce & Finance Law Office

PRINCIPAL BANKS

Industrial and Commercial Bank of China, Shanghai Branch
China Construction Bank, Shanghai Branch
The Bank of China, Shanghai Branch
Agricultural Bank of China, Shanghai Branch

SHARE REGISTRAR

Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

The Bank of New York Mellon
240 Greenwich Street
New York, NY 10286 USA

China Securities Depository and Clearing Corporation Limited,
Shanghai Branch
3/F, 166 East Lu Jiazui Road, Pudong New District, Shanghai

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

19/F, United Centre, 95 Queensway, Hong Kong

7

Interim Financial Information Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income For the six months ended 30 June 2020 For the six months ended 30 June 2020 2019 Notes RMB million RMB million (Unaudited) (Unaudited) Revenue 5 25,159 58,859 Other operating income and gains 6 2,201 3,407 Operating expenses Aircraft fuel (6,313) (16,625) Take-off and landing charges (3,796) (7,840) Depreciation and amortisation (10,630) (10,818) Wages, salaries and benefits (9,441) (11,171) Aircraft maintenance (1,537) (1,891) Impairment losses on financial assets (14) (3) Food and beverages (700) (1,822) Low value and short-term lease rentals (102) (265) Selling and marketing expenses (971) (2,040) Civil aviation development fund — (1,205) Ground services and other expenses (574) (1,343) Fair value changes of financial asset at fair value through profit or loss (18) 18 Indirect operating expenses (1,845) (2,105) Total operating expenses (35,941) (57,110) Operating (loss)/profit (8,581) 5,156 Share of results of associates (85) 167 Share of results of joint ventures 12 25 Finance income 69 45 Finance costs 7 (3,448) (2,685) (Loss)/profit before tax (12,033) 2,708 Income tax credit/(expense) 8 2,961 (576) (Loss)/profit for the period (9,072) 2,132 Profit attributable to: Equity holders of the Company (8,542) 1,941 Non-controlling interests (530) 191 (9,072) 2,132 (Loss)/earnings per share attributable to the equity holders of the Company during the period —— Basic and diluted (RMB) 10 (0.52) 0.13 Other comprehensive income Other comprehensive income that may be reclassified to profit or loss in subsequent periods: Cash flow hedges, net of tax 51 (61) Net other comprehensive income that may be reclassified to profit or loss in subsequent periods 51 (61) 8 China Eastern Airlines Corporation Limited 2020 Interim Report

Interim Financial Information Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income For the six months ended 30 June 2020 For the six months ended 30 June 2020 2019 RMB million RMB million (Unaudited) (Unaudited) Other comprehensive income that will not be reclassified to profit or loss in subsequent periods: Fair value changes of equity investments designated at fair value through other comprehensive income, net of tax (265) 10 Share of other comprehensive income of an associate, net of tax 3 3 Actuarial (losses)/gains on the post-retirement benefit obligations, net of tax (60) 13 Net other comprehensive income that will not be reclassified to profit or loss in subsequent periods (322) 26 Other comprehensive income for the period, net of tax (271) (35) Total comprehensive income for the period (9,343) 2,097 Total comprehensive income attributable to: Equity holders of the Company (8,807) 1,912 Non-controlling interests (536) 185 (9,343) 2,097 9

Interim Financial Information Interim Condensed Consolidated Statement of Financial Position 30 June 2020 30 June 31 December 2020 2019 Notes RMB million RMB million (Unaudited) (Audited) Non-current assets Property, plant and equipment 12 97,845 99,437 Investment properties 249 653 Right-of-use assets 13 124,524 128,704 Intangible assets 14 11,672 11,698 Advanced payments on acquisition of aircraft 17,403 16,222 Investments in joint ventures 639 627 Investments in associates 1,895 1,977 Equity investments designated at fair value through other comprehensive income 921 1,274 Derivative financial instruments 125 27 Other non-current assets 5,026 3,970 Deferred tax assets 3,976 853 264,275 265,442 Current assets Flight equipment spare parts 2,460 2,407 Trade receivables 15 1,380 1,717 Financial assets at fair value through profit or loss 103 121 Prepayments and other receivables 11,193 14,093 Derivative financial instruments 176 43 Restricted bank deposits and short-term bank deposits 12 6 Cash and cash equivalents 7,349 1,350 Assets classified as held for sale 6 6 22,679 19,743 Current liabilities Trade and bills payables 16 3,330 3,877 Contract liabilities 3,941 10,178 Other payables and accruals 19,709 22,602 Current portion of borrowings 17 54,054 25,233 Current portion of lease liabilities 18 15,803 15,590 Income tax payable 79 351 Current portion of provision for lease return costs for aircraft and engines 380 519 Derivative financial instruments 22 13 97,318 78,363 Net current liabilities (74,639) (58,620) Total assets less current liabilities 189,636 206,822 10 China Eastern Airlines Corporation Limited 2020 Interim Report

Interim Financial Information Interim Condensed Consolidated Statement of Financial Position 30 June 2020 30 June 31 December 2020 2019 Notes RMB million RMB million (Unaudited) (Audited) Non-current liabilities Borrowings 17 25,021 26,604 Lease liabilities 18 88,958 94,685 Provision for lease return costs for aircraft and engines 6,787 6,659 Contract liabilities 1,578 1,499 Derivative financial instruments 164 10 Post-retirement benefit obligations 2,432 2,419 Deferred tax liabilities 18 22 Other long-term liabilities 2,194 2,278 127,152 134,176 Net assets 62,484 72,646 Equity Equity attributable to the equity holders of the Company —— Share capital 19 16,379 16,379 —— Reserves 43,003 52,629 59,382 69,008 Non-controlling interests 3,102 3,638 Total equity 62,484 72,646 11

Interim Financial Information
Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2020

	Attributable to equity holders of the Company					
	Share capital RMB million	Other reserves RMB million	Retained profits RMB million	Total RMB million	Non-controlling interests RMB million	Total equity RMB million
At 1 January 2020 (audited)	16,379	34,747*	17,882*	69,008	3,638	72,646
Loss for the period	—	—	(8,542)	(8,542)	(530)	(9,072)
Other comprehensive income	—	(265)	—	(265)	(6)	(271)
Total comprehensive income for the period	—	(265)	(8,542)	(8,807)	(536)	(9,343)
Final 2019 dividend	—	—	(819)	(819)	—	(819)
At 30 June 2020 (unaudited)	16,379	34,482*	8,521*	59,382	3,102	62,484
At 1 January 2019 (audited)	14,467	27,045	14,901	56,413	3,430	59,843
Profit for the period	—	—	1,941	1,941	191	2,132
Other comprehensive income	—	(29)	—	(29)	(6)	(35)
Total comprehensive income for the period	—	(29)	1,941	1,912	185	2,097
Dividends paid to non-controlling interests	—	—	—	—	(74)	(74)
At 30 June 2019 (unaudited)	14,467	27,016	16,842	58,325	3,541	61,866

* These reserve accounts comprise the consolidated reserves of RMB43,003 million (31 December 2019: RMB52,629 million) in the consolidated statement of financial position.

12 China Eastern Airlines Corporation Limited | 2020 Interim Report

Interim Financial Information Interim Condensed Consolidated Statement of Cash Flows For the six months ended 30 June 2020 For the six months ended 30 June 2020 2019 RMB million RMB million (Unaudited) (Unaudited) Cash flows from operating activities (Loss)/profit before tax (12,033) 2,708 Adjustments for: Depreciation of property, plant and equipment 4,160 4,194 Depreciation of right-of-use assets 6,114 6,270 Depreciation of investment properties 4 13 Amortisation of intangible assets 86 63 Amortisation of other long-term assets 266 278 Impairment losses on financial assets 14 3 (Gain)/loss on disposal of property, plant and equipment (17) 6 Fair value losses/(gains), net: Financial asset at fair value through profit or loss 18 (18) Share of profits and losses of joint ventures and associates 73 (192) Gain on disposal of a subsidiary — (64) Dividend income from financial asset at fair value through profit or loss — (3) Dividend income from equity investments at fair value through other comprehensive income — (3) Net foreign exchange losses 660 271 Interest expense 2,710 2,489 Increase in flight equipment spare parts (53) (210) Decrease in operating receivables 3,217 408 Decrease in operating payables (11,463) (2,516) Cash generated from operations (6,244) 13,697 Income tax paid (476) (946) Net cash flows (used in)/from operating activities (6,720) 12,751 13

Interim Financial Information Interim Condensed Consolidated Statement of Cash Flows For the six months ended 30 June 2020 For the six months ended 30 June 2020 2019 RMB million RMB million (Unaudited) (Unaudited) Cash flows from investing activities Additions to property, plant and equipment and other non-current assets (4,156) (9,199) Investment in joint ventures — (102) Disposal of a subsidiary — (90) Proceeds from disposal of property, plant and equipment 52 53 Proceeds from novation of purchase rights — 1,836 Proceeds from disposal of intangible assets — 2 Dividends received 1 92 Settlement relating to derivative financial instruments 12 (42) Proceeds from repayment of loan to a joint venture — 2 Net cash flows used in investing activities (4,091) (7,448) Cash flows from financing activities Proceeds from draw-down of short-term bank loans 4,368 1,892 Proceeds from draw-down of long-term bank loans 50 300 Proceeds from issuance of short-term debentures 49,700 25,500 Proceeds from issuance of long-term debentures and bonds 1,998 3,000 Proceeds from draw-down of long-term bank loans and other financing activities — 5,539 Repayments of short-term debentures (22,000) (14,500) Repayments of short-term bank loans (5,473) (7,230) Repayments of long-term bank loans (1,462) (3,592) Repayments of long-term debentures and bonds — (3,000) Repayments of principal of lease liabilities (7,650) (10,070) Interest paid (2,747) (2,825) Net settlement relating to derivative financial instruments 10 32 Dividends paid to non-controlling interests of subsidiaries — (45) Net cash flows from/(used in) financing activities 16,794 (4,999) Net increase in cash and cash equivalents 5,983 304 Cash and cash equivalents at beginning of period 1,350 646 Effect of foreign exchange rate changes, net 16 1 Cash and cash equivalents at end of period 7,349 951 14 China Eastern Airlines Corporation Limited 2020 Interim Report

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 1. Corporate and Group Information China Eastern Airlines Corporation Limited (the ‘‘Company’’), a joint stock company limited by shares, was established in the People’s Republic of China (the ‘‘PRC’’) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the ‘‘Group’’) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services. In the opinion of the directors of the Company, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited (‘‘CEA Holding’’), a state-owned enterprise established in the PRC. The A shares, H shares and American Depositary Shares of the Company are listed on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively. The unaudited interim condensed consolidated financial statements were approved for issue by the Board of Directors (the ‘‘Board’’) on 28 August 2020. 2. Basis of Preparation The unaudited interim condensed consolidated financial information, comprising interim condensed consolidated statement of financial position as at 30 June 2020, interim condensed consolidated statement of profit or loss and other comprehensive income, interim condensed consolidated statement of changes in equity and interim condensed consolidated statement of cash flows for six months ended 30 June 2020 (collectively referred to as the ‘‘interim financial information’’), has been prepared in accordance with International Accounting Standard (‘‘IAS’’) 34 ‘‘Interim Financial Reporting’’. The interim condensed consolidated financial information does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended 31 December 2019. As at 30 June 2020, the Group’s current liabilities exceeded its current assets by approximately RMB74.64 billion. In preparing the interim financial information, the Board conducts an adequate and detailed review over the Group’s going concern ability based on the current financial situation. The Board has taken actions to deal with the situation that current liabilities exceeded its current assets, and the Board is confident that the Group has obtained adequate credit facilities from the banks to support the floating capital. As at 30 June 2020, the Group had total unutilised credit facilities of approximately RMB49.07 billion from financial institutions. Based on the credit facilities obtained by the Group, the past record of the financing and the good working relationship with major banks and financial institutions, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare the financial statement on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern. 15

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 3. Changes in Accounting Policies and Disclosures The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial information for the year ended 31 December 2019, except for the adoption of the following revised International Financial Reporting Standards (‘‘IFRSs’’) for the first time for the current period’s financial information. Amendments to IFRS 3 Definition of a Business Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform Amendment to IFRS 16 COVID-19-Related Rent Concessions (early adopted) Amendments to IAS 1 and IAS 8 Definition of Material Other than as explained below regarding the impact of amendment to IFRS 16, the adoption of these revised standards has had no significant financial effect on the preparation of the Group’s interim condensed consolidated financial information. Amendment to IFRS 16 provides a practical expedient for lessees to elect not to apply lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. The practical expedient applies only to rent concessions occurring as a direct consequence of the COVID-19 pandemic and only if (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before 30 June 2021; and (iii) there is no substantive change to other terms and conditions of the lease. The amendment is effective retrospectively for annual periods beginning on or after 1 June 2020 with earlier application permitted. During the period ended 30 June 2020, certain monthly lease payments for the leases of the Group’s buildings, aircraft and engines have been reduced or waived by the lessors as a result of the COVID-19 pandemic and there are no other changes to the terms of the leases. The Group has early adopted the amendment on 1 January 2020 and elected not to apply lease modification accounting for all rent concessions granted by the lessors as a result of the COVID-19 pandemic during the period ended 30 June 2020. Accordingly, a reduction in the lease payments arising from the rent concessions of RMB5 million has been accounted for as a variable lease payment by derecognising part of the lease liabilities and crediting to profit or loss for the period ended 30 June 2020. 16 China Eastern Airlines Corporation Limited 2020 Interim Report

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 4. Operating Segment Information (a) The chief operating decision-maker (‘‘CODM’’), office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. The Group has one reportable operating segment, reported as ‘‘airline transportation operations’’, which comprises the provision of passenger, cargo, mail delivery and ground service. Other services including primarily air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the ‘‘other segments’’ column. Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties. In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the ‘‘PRC Accounting Standards’’), which differ from IFRSs in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenues and profit before income tax, arising from different accounting policies are set out in Note 4(c) below. Six months ended 30 June 2020 Airline transportation Other operations segments Eliminations Unallocated* Total RMB million RMB million RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Unaudited) Segment revenue (Note 5) Reportable segment revenue from external customers 25,012 117 — — 25,129 Inter-segment sales — 840 (840) — — Reportable segment revenue 25,012 957 (840) — 25,129 Reportable segment loss before income tax (12,216) 274 — (91) (12,033) Other segment information Depreciation and amortisation 10,492 138 — — 10,630 Impairment losses on financial assets 14 — — — 14 Interest income 69 — — — 69 Interest expenses 2,683 27 — — 2,710 Capital expenditure 6,131 216 — — 6,347 17

Notes to Interim Condensed Consolidated Financial Information

30 June 2020

4. Operating Segment Information (continued)

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (continued)

	Six months ended 30 June 2019				
	Airline transportation operations RMB million (Unaudited)	Other segments RMB million (Unaudited)	Eliminations RMB million (Unaudited)	Unallocated* RMB million (Unaudited)	Total RMB million (Unaudited)
Segment revenue (Note 5)					
Reportable segment revenue from external customers	57,639	1,145	—	—	58,784
Inter-segment sales	—	581	(581)	—	—
Reportable segment revenue	57,639	1,726	(581)	—	58,784
Reportable segment profit before income tax	2,174	272	—	262	2,708
Other segment information					
Depreciation and amortisation	10,684	132	—	—	10,816
Impairment losses on financial assets	3	—	—	—	3
Interest income	50	162	(167)	—	45
Interest expenses	2,533	123	(167)	—	2,489
Capital expenditure	19,159	194	—	—	19,353

	Airline transportation operations RMB million (Unaudited)	Other segments RMB million (Unaudited)	Eliminations RMB million (Unaudited)	Unallocated* RMB million (Unaudited)	Total RMB million (Unaudited)
At 30 June 2020					
Reportable segment assets	275,245	7,114	(1,560)	3,906	284,705
Reportable segment liabilities	221,998	3,833	(1,560)	199	224,470

	Airline transportation operations RMB million (Audited)	Other segments RMB million (Audited)	Eliminations RMB million (Audited)	Unallocated* RMB million (Audited)	Total RMB million (Audited)
At 31 December 2019					
Reportable segment assets	274,578	6,225	(1,943)	4,076	282,936
Reportable segment liabilities	211,035	3,146	(1,943)	301	212,539

* Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, financial asset at fair value through profit or loss and equity instruments designated at fair value through other comprehensive income. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of financial asset at fair value through profit or loss and dividend income relating to equity investments at fair value through profit or loss.

18 China Eastern Airlines Corporation Limited | 2020 Interim Report

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 4. Operating Segment Information (continued) (b) The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis. The Group’s revenues by geographical area are analysed based on the following criteria: 1) Traffic revenue from services within the Mainland China (the PRC excluding the Hong Kong Special Administrative Region (‘‘Hong Kong’’), Macau Special Administrative Region (‘‘Macau’’) and Taiwan, collectively known as ‘‘Regional’’) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations. 2) Revenue from ticket handling services, ground services and other miscellaneous services are classified on the basis of where the services are performed. For the six months ended 30 June 2020 2019 RMB million RMB million (Unaudited) (Unaudited) Domestic (the PRC, excluding Hong Kong, Macau and Taiwan) 16,211 39,028 International 8,582 17,667 Regional (Hong Kong, Macau and Taiwan) 366 2,164 25,159 58,859 3) The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC. 19

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 4. Operating Segment Information (continued) (c) Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: For the six months ended 30 June 2020 2019 Note RMB million RMB million (Unaudited) (Unaudited) Revenue Reportable segment revenue 25,129 58,784 ——- Reclassification of taxes relating to the expired tickets (i) 30 75 Consolidated revenue 25,159 58,859 For the six months ended 30 June 2020 2019 Note RMB million RMB million (Unaudited) (Unaudited) (Loss)/profit before income tax Reportable segment (loss)/profit (12,033) 2,710 ——- Differences in depreciation charges for aircraft and engines due to different depreciation lives (ii) — (2) Consolidated (loss)/profit before income tax (12,033) 2,708 30 June 2020 31 December 2019 Notes RMB million RMB million (Unaudited) (Audited) Assets Reportable segment assets 284,705 282,936 ——- Differences in depreciation charges for aircraft and engines due to different depreciation lives (ii) 7 7 ——- Difference in intangible asset arising from the acquisition of Shanghai Airlines (iii) 2,242 2,242 Consolidated assets 286,954 285,185 20 China Eastern Airlines Corporation Limited 2020 Interim Report

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 4. Operating Segment Information (continued) (c) Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (continued) 30 June 2020 31 December 2019 RMB million RMB million (Unaudited) (Audited) Liabilities Reportable segment liabilities 224,470 212,539 Consolidated liabilities 224,470 212,539 Notes: (i) The difference represents the different classification of sales related taxes under the PRC Accounting Standards and IFRSs. (ii) The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRSs. Despite the depreciation policies of these assets which have been unified under IFRSs and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRSs and the PRC Accounting Standards. (iii) The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRSs, which results in the different measurement of goodwill. (d) Seasonality of operations The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year. 5. Revenue An analysis of revenue is as follows: For the six months ended 30 June 2020 2019 RMB million RMB million (Unaudited) (Unaudited) Revenue from contracts with customers 25,042 58,779 Revenue from other sources Gross rental income 117 80 25,159 58,859 21

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 5. Revenue (continued) Disaggregated revenue information for revenue from contracts with customers For the six months ended 30 June 2020 Airline transportation Others Segments operations operations Total RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) Types of goods or services Traffic revenues ——- Passenger 20,347 — 20,347 ——- Cargo and mail 2,615 — 2,615 Ticket cancellation fee 972 — 972 Ground service income 448 — 448 Commission income 33 — 33 Tour operations income — 9 9 Others 510 108 618 Total revenue from contracts with customers 24,925 117 25,042 Geographical markets Domestic (the PRC, excluding Hong Kong, Macau and Taiwan) 15,962 117 16,079 International 8,597 — 8,597 Regional (Hong Kong, Macau and Taiwan) 366 — 366 Total revenue from contracts with customers 24,925 117 25,042 22 China Eastern Airlines Corporation Limited 2020 Interim Report

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 5. Revenue (continued) Disaggregated revenue information for revenue from contracts with customers (continued) For the six months ended 30 June 2019 Airline transportation Others Segments operations operations Total RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) Types of goods or services Traffic revenues ——- Passenger 53,581 ——- 53,581 ——- Cargo and mail 1,742 ——- 1,742 Ticket cancellation fee 1,082 ——- 1,082 Ground service income 518 ——- 518 Commission income 52 ——- 52 Tour operations income ——- 897 897 Others 659 248 907 Total revenue from contracts with customers 57,634 1,145 58,779 Geographical markets Domestic (the PRC, excluding Hong Kong, Macau and Taiwan) 37,803 1,145 38,948 International 17,667 ——- 17,667 Regional (Hong Kong, Macau and Taiwan) 2,164 ——- 2,164 Total revenue from contracts with customers 57,634 1,145 58,779 23

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 6. Other Operating Income and Gains For the six months ended 30 June 2020 2019 RMB million RMB million (Unaudited) (Unaudited) Co-operation routes income (note (a)) 1,596 2,302 Routes subsidy income (note (b)) 129 382 Other subsidy income (note (c)) 357 292 Gain on disposal of property, plant and equipment 19 3 Dividend income from financial asset at fair value through profit or loss — 3 Dividend income from equity investments designated at fair value through other comprehensive income — 3 Compensation from ticket sales agents 31 127 Gain on disposal of a subsidiary — 64 Others 69 231 2,201 3,407 Notes: (a) Co-operation routes income represents subsidies granted by various local authorities and other parties, with which the Group developed certain routes to support the development of local economy. The amounts granted are calculated based on the agreements entered into by all parties. (b) Routes subsidy income represents subsidies granted by various authorities to support certain international and domestic routes operated by the Group. (c) Other subsidy income represents subsidies granted by various local authorities based on certain amounts of tax paid and other government grants. (d) There are no unfulfilled conditions and other contingencies related to subsidies that were recognised for the six months ended 30 June 2020 and 2019. 24 China Eastern Airlines Corporation Limited 2020 Interim Report

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 7. Finance costs For the six months ended 30 June 2020 2019 RMB million RMB million (Unaudited) (Unaudited) Interest on bank borrowings 515 646 Interest relating to lease liabilities 2,132 1,923 Interest relating to post-retirement benefit obligations 43 60 Interest on bonds and debentures 311 241 Interest relating to interest rate swap contracts (10) (35) Less: amounts capitalised into advanced payments on acquisition of aircraft (note (a)) (281) (346) 2,710 2,489 Foreign exchange losses, net (note (b)) 738 196 3,448 2,685 Notes: (a) The weighted average interest rate used for interest capitalization is 3.51% per annum for the six months ended 30 June 2020 (for the six months ended 30 June 2019: 3.52%). (b) The exchange losses primarily related to the translation of the Group’s foreign currency denominated borrowings and lease liabilities for the six months ended 30 June 2020. 25

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 8. Income Tax Income tax charged to profit or loss was as follows: For the six months ended 30 June 2020 2019 RMB million RMB million (Unaudited) (Unaudited) Current 95 562 Deferred (3,056) 14 (2,961) 576 Pursuant to the ‘‘Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy’’ (Cai Shui [2011] No. 58), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the ‘‘Catalogue of Encouraged Industries in Western Regions’’, will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from the tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from the respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2019: 16.5%). Eastern E-commerce, a subsidiary of the Company, qualified for High and New Technology Enterprise (HNTE) status with HNTE certificate No. GR201831003674 issued by the relative authorities, has been entitled to a reduced corporate income tax rate of 15% from 1 January 2018 as approved by the tax authorities. The Company and its subsidiaries, except for CEA Yunnan, Eastern E-Commerce, Sichuan branch, Gansu branch, Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2019: 25%). 9. Dividend The Board has not recommended any dividend for the six months ended 30 June 2020 (for the six months ended 30 June 2019: Nil). 10. Loss Per Share The calculation of basic loss per share is based on the unaudited consolidated loss attributable to equity holders of the Company of approximately RMB8,542 million and the weighted average number of shares of 16,379 million in issue during the six months ended 30 June 2020. The Company had no potentially dilutive ordinary shares in issue for the six months ended 30 June 2020 (for the six months ended 30 June 2019: Nil). 11. Profit Appropriation No appropriation to the statutory reserves has been made for the six months ended 30 June 2020 (for the six months ended 30 June 2019: Nil). Such appropriations will be made at year end in accordance with the relevant PRC regulations and the Articles of Association of individual group companies. 26 China Eastern Airlines Corporation Limited 2020 Interim Report

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 12. Property, Plant and Equipment Aircraft, engines and flight equipment Others Total RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) Carrying amount at 1 January 2020 79,479 19,958 99,437 Transfers from advanced payments on acquisition of aircraft 24 — 24 Other additions 1,491 773 2,264 Transfer from investment properties — 399 399 Transfer from right-of-use assets (Note 13) 206 — 206 Transfer to other non-current assets — (3) (3) Depreciation charges (3,476) (684) (4,160) Disposals (235) (87) (322) Carrying amount at 30 June 2020 77,489 20,356 97,845 Aircraft, engines and flight equipment Others Total RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) Carrying amount at 1 January 2019 68,565 17,123 85,688 Transfers from advanced payments on acquisition of aircraft 343 ——- 343 Other additions 2,226 2,193 4,419 Transfer from investment properties ——- 39 39 Transfer from right-of-use assets (Note 13) 5,531 ——- 5,531 Transfer from other non-current assets ——- 176 176 Depreciation charges (3,590) (604) (4,194) Disposal of a subsidiary ——- (26) (26) Disposals (32) (15) (47) Carrying amount at 30 June 2019 73,043 18,886 91,929 27

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 13. Right-of-Use Assets The carrying amounts of the Group’s right-of-use assets and the movements during the period are as follows: Aircraft, engines and flight equipment Others Total RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) Carrying amount at 1 January 2020 126,464 2,240 128,704 Additions 1,325 942 2,267 Transfer to property, plant and equipment (Note 12) (206) — (206) Disposals (58) (69) (127) Depreciation provided during the year (5,465) (649) (6,114) Carrying amount at 30 June 2020 122,060 2,464 124,524 Aircraft, engines and flight equipment Others Total RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) Carrying amount at 1 January 2019 126,417 1,895 128,312 Additions 17,781 61 17,842 Transfer to property, plant and equipment (Note 12) (5,531) ——- (5,531) Disposal of a subsidiary —— (10) (10) Disposals (503) ——- (503) Depreciation provided during the year (6,141) (129) (6,270) Carrying amount at 30 June 2019 132,023 1,817 133,840 28 China Eastern Airlines Corporation Limited 2020 Interim Report

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 14. Intangible Assets Goodwill (note) Others Total RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) Carrying amount at 1 January 2020 11,270 428 11,698 Additions — 61 61 Amortisation — (86) (86) Disposal — (1) (1) Carrying amount at 30 June 2020 11,270 402 11,672 Goodwill (note) Others Total RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) Carrying amount at 1 January 2019 11,270 339 11,609 Additions ——- 82 82 Amortisation ——- (63) (63) Disposal ——- (2) (2) Carrying amount at 30 June 2019 11,270 356 11,626 Note: The balance represents goodwill arising from the acquisition of Shanghai Airlines. The value of the goodwill is attributable to strengthening the competitiveness of the Group’s airline transportation operations, attaining synergy through integration of the resources and accelerating the development of international air transportation in Shanghai. For the purpose of impairment assessment, goodwill was allocated to the cash- generating unit that the Group operates and benefits from the acquisition. 15. Trade Receivables 30 June 2020 31 December 2019 RMB million RMB million (Unaudited) (Audited) Trade receivables 1,456 1,793 Impairment (76) (76) 1,380 1,717 29

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 15. Trade Receivables (continued) An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows: 30 June 2020 31 December 2019 RMB million RMB million (Unaudited) (Audited) Within 90 days 1,177 1,615 91 to 180 days 26 33 181 to 365 days 115 39 Over 365 days 62 30 1,380 1,717 16. Trade and Bills Payables An ageing analysis of the trade and bills payables as at the end of the reporting period, based on the invoice date, is as follows: 30 June 2020 31 December 2019 RMB million RMB million (Unaudited) (Audited) Within 90 days 2,952 3,622 91 to 180 days 151 52 181 to 365 days 86 94 1 to 2 years 63 40 Over 2 years 78 69 3,330 3,877 30 China Eastern Airlines Corporation Limited 2020 Interim Report

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 17. Borrowings 30 June 2020 31 December 2019 RMB million RMB million (Unaudited) (Audited) Non-current Long-term bank borrowings ——- secured 2,622 2,995 ——- unsecured 850 828 Guaranteed bonds 9,553 12,784 Unsecured bonds 11,996 9,997 25,021 26,604 Current Current portion of long-term bank borrowings ——- secured 905 939 ——- unsecured 32 1,009 Current portion of guaranteed bonds 5,822 2,585 Short-term bank borrowings ——- unsecured 1,095 2,200 Short-term debentures 46,200 18,500 54,054 25,233 79,075 51,837 18. Lease Liabilities Present values Present values Minimum lease of minimum Minimum lease of minimum payments lease payments payments lease payments 30 June 2020 30 June 2020 31 December 2019 31 December 2019 RMB million RMB million RMB million RMB million (Unaudited) (Unaudited) (Audited) (Audited) Within one year 19,587 19,870 In the second year 17,211 15,276 In the third to fifth years, inclusive 43,168 39,935 After the fifth year 41,553 45,129 Total 121,519 104,761 120,210 110,275 Less: amounts repayable within one year (19,587) (15,803) (19,870) (15,590) Non-current portion 101,932 88,958 100,340 94,685 31

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 19. Share Capital 30 June 2020 31 December 2019 RMB million RMB million (Unaudited) (Audited) Registered, issued and fully paid of RMB1.00 each A shares listed on The Shanghai Stock Exchange (‘‘A Shares’’) 11,202 11,202 H shares listed on The Stock Exchange of Hong Kong Limited (‘‘H Shares’’) 5,177 5,177 16,379 16,379 Pursuant to articles 50 and 51 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights. 20. Commitments The Group had the following capital commitments at the end of the reporting period: 30 June 2020 31 December 2019 RMB million RMB million (Unaudited) (Audited) Contracted for: ——- Aircraft, engines and flight equipment (note) 47,640 47,822 ——- Other property, plant and equipment 4,606 4,917 ——- Investments 860 860 53,106 53,599 Note: Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts were expected to be paid as follows: 30 June 2020 31 December 2019 RMB million RMB million (Unaudited) (Audited) Within one year 20,571 18,388 In the second year 13,357 12,442 In the third year 9,616 11,956 In the fourth year 3,930 3,892 Over four years 166 1,144 47,640 47,822 The above capital commitments represent the future outflow of cash or other resources. 32 China Eastern Airlines Corporation Limited 2020 Interim Report

Notes to Interim Condensed Consolidated Financial Information

30 June 2020

21. Related Party Transactions

The Group is controlled by CEA Holding, which directly owns 30.97% of the Company's shares as at 30 June 2020 (31 December 2019: 30.97%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Limited, two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 16.03% and 2.79% respectively as at 30 June 2020 (31 December 2019: 16.03% and 2.79%).

The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 "Related Party Disclosures", government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("Other State-owned Enterprises"), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members.

For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

(a) Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Air Group Finance Co., Ltd. ("Eastern Air Finance Company")	Associate of the Company
Eastern Aviation Import & Export Co., Ltd. and its subsidiaries ("Eastern Import & Export")	Associate of the Company
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. ("Shanghai P&W")	Associate of the Company
Eastern Aviation Advertising Service Co., Ltd. and its subsidiaries ("Eastern Advertising")	Associate of the Company
Shanghai Collins Aviation Maintenance Service Co., Ltd. ("Collins Aviation")	Associate of the Company
Shanghai Airlines Tours International (Group) Co., Ltd. and its subsidiaries ("Shanghai Airlines Tours")	Associate of the Company
Beijing Xinghang Aviation Property Co., Ltd. ("Beijing Aviation Property")	Associate of the Company
China Eastern Air Catering Investment Co., Limited and its subsidiaries ("Eastern Air Catering")	Associate of the Company
CAE Melbourne Flight Training Pty Limited ("CAE Melbourne")	Joint venture of the Company
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. ("Wheels & Brakes")	Joint venture of the Company
Shanghai Technologies Aerospace Co., Ltd. ("Technologies Aerospace")	Joint venture of the Company
Eastern China Kaiya System Integration Co., Ltd. ("China Kaiya")	Joint venture of the Company
Shanghai Hute Aviation Technology Co., Ltd. ("Shanghai Hute")	Joint venture of the Company
Xi An Cea Safran Landing Systems Services Co., Ltd. ("XIESA")	Joint venture of the Company

33

Notes to Interim Condensed Consolidated Financial Information

30 June 2020

21. Related Party Transactions (continued)

(a) Nature of related parties that do not control or controlled by the Group: (continued)

Name of related party	Relationship with the Group
CEA Development Co., Limited and its subsidiaries ("CEA Development")	Controlled by the same parent company
Eastern Air Logistics Co., Ltd. and its subsidiaries ("Eastern Logistics")	Controlled by the same parent company
Shanghai Eastern Airlines Investment Co., Ltd. and its subsidiaries ("Eastern Investment")	Controlled by the same parent company
CES International Financial Leasing Corporation Limited and its subsidiaries ("CES Lease Company")	Controlled by the same parent company
TravelSky Technology Limited ("TravelSky")	A director and vice president of the Company is a director of Travelsky
China Aviation Supplies Holding Company and its subsidiaries ("CASC")	A director and vice president of the Company is a director of CASC
Air France-KLM Group ("AFK")	A director and vice president of the Company is a director of AFK
Juneyao Airlines Co., Ltd and its subsidiaries ("Juneyao Air")	A director and vice president of the Company is a director of Juneyao Air

(b) Related party transactions

Nature of transaction	Related party	Pricing policy and decision process	For the six months ended 30 June 2020 RMB million (Unaudited)	2019 RMB million (Unaudited)
Purchase of goods and services				
Payments on food and beverages*	Eastern Air Catering	(i)	**258**	756
	Eastern Import & Export	(i)	**17**	35
Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(i)	**48**	94
Repairs and maintenance expense for aircraft and engines	Shanghai P&W	(i)	**426**	685
	Technologies Aerospace	(i)	**93**	110
	Wheels & Brakes	(i)	**15**	69
	Shanghai Hute	(i)	**74**	43
	XIESA	(i)	**13**	—
Payments on cabin cleaning services	Eastern Advertising	(i)	**4**	10
Advertising expense*	Eastern Advertising	(i)	**8**	10
Payments on system services	China Kaiya	(i)	**11**	7

34 China Eastern Airlines Corporation Limited | 2020 Interim Report

Notes to Interim Condensed Consolidated Financial Information

30 June 2020

21. Related Party Transactions (continued)

(b) Related party transactions (continued)

Nature of transaction	Related party	Pricing policy and decision process	For the six months ended 30 June 2020 RMB million (Unaudited)	2019 RMB million (Unaudited)
Purchase of goods and services (continued)				
Equipment maintenance fee*	Collins Aviation	(i)	15	7
	CEA Development	(i)	55	63
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(i)	2	3
Property management and green maintenance expenses*	CEA Development	(i)	95	50
Payments on hotel accommodation service*	CEA Development	(i)	21	41
	Shanghai Airlines Tours	(i)	6	—
Payments on construction and management agent*	Eastern Investment	(i)	6	—
Civil aviation information network services**	TravelSky	(i)	166	361
Flight equipment spare parts maintenance**	CASC	(i)	59	66
Flight training fee	CAE Melbourne	(i)	30	23
Payments on aviation transportation cooperation and support services**	AFK	(i)	186	247
Payments on aviation transportation cooperation services	Juneyao Air	(i)	1	—
Flight equipment spare parts maintenance and support services	AFK	(i)	5	—
Payments on logistics services	Eastern Import & Export	(i)	—	49
	Eastern Logistics	(i)	57	—
Bellyhold space operation cost*	Eastern Logistics	(i)	188	139
Transfer of pilots	Eastern Logistics	(i)	—	2
Cargo terminal business support services*	Eastern Logistics	(i)	110	281

35

Notes to Interim Condensed Consolidated Financial Information

30 June 2020

21. Related Party Transactions (continued)

(b) Related party transactions (continued)

Nature of transaction	Related party	Pricing policy and decision process	For the six months ended 30 June 2020 RMB million (Unaudited)	2019 RMB million (Unaudited)
Purchase of goods and services (continued)				
Bellyhold container management	Eastern Logistics	(i)	7	—
Provision of services				
Contractual income from bellyhold space*	Eastern Logistics	(i)	2,615	1,741
Freight logistics support services*	Eastern Logistics	(i)	97	68
Software system and support services	Eastern Logistics	(i)	2	—
Media royalty fee	Eastern Advertising	(i)	7	7
Aviation transportation cooperation and support services**	AFK	(i)	100	304
	Juneyao Air	(i)	5	—
Transfer of pilots	Juneyao Air	(i)	22	—
Flight equipment spare parts maintenance and support services	Juneyao Air	(i)	15	—
Rental income from land and buildings*	Eastern Air Catering	(ii)	9	—
Lease Payments				
Lease payments for land and buildings under short-term leases*	CEA Holding	(ii)	14	17
	Eastern Investment	(ii)	15	—
Settlements of lease liabilities on aircraft and engines *	CES Lease Company	(ii)	3,479	2,478
Interest expense				
Interest expense on loans	CEA Holding	(iii)	16	11
	Eastern Air Finance Company	(iii)	—	1
Interest income				
Interest income on deposits	Eastern Air Finance Company	(iii)	7	10

36 China Eastern Airlines Corporation Limited | 2020 Interim Report

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 21. Related Party Transactions (continued) (b) Related party transactions (continued) (i) The Group’s pricing policies on goods and services purchased from and provided to related parties are mutually agreed between contract parties. (ii) The Group’s pricing policies on related party lease payments are mutually agreed between contract parties. (iii) The Group’s pricing policies on related party interest rates are mutually agreed based on benchmark interest rates. * These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange (the ‘‘Listing Rules’’). ** This related party transaction constitutes a continuing connected transaction pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange. During the six months ended 30 June 2020 and 2019, the Group’s significant transactions with entities that are controlled, jointly controlled or significantly influenced by the PRC government mainly include most of its bank deposits/borrowings and the corresponding interest income/expense and part of sales and purchases of goods and services. The price and other terms of such transactions are set out in the agreements governing these transactions or as mutually agreed. (c) Balances with related parties (i) Amounts due from related parties 30 June 2020 31 December 2019 RMB million RMB million (Unaudited) (Audited) Trade receivables Eastern Logistics 830 295 CASC 1 23 Juneyao Air 16 10 Eastern Air Catering — 1 Others 5 5 852 334 37

Notes to Interim Condensed Consolidated Financial Information

30 June 2020

21. Related Party Transactions (continued)

(c) Balances with related parties (continued)

(i) Amounts due from related parties (continued)

	30 June 2020 RMB million (Unaudited)	31 December 2019 RMB million (Audited)
Prepayments and other receivables		
Eastern Import & Export	127	272
Technologies Aerospace	7	7
Eastern Air Catering	18	6
Eastern Advertising	28	28
CEA Development	4	7
CEA Holding	10	—
CASC	14	13
TravelSky	—	7
Juneyao Air	7	10
Eastern Air Finance Company	69	405
Others	22	21
	306	776

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

(ii) Amounts due to related parties

	30 June 2020 RMB million (Unaudited)	31 December 2019 RMB million (Audited)
Trade and bills payables		
Eastern Import & Export	215	421
Eastern Air Catering	185	390
Technologies Aerospace	66	104
CEA Development	122	76
Shanghai P&W	275	465
Collins Aviation	6	7
CEA Holding	22	18
CASC	52	17
Shanghai Hute	36	13
TravelSky	4	22
Wheels & Brakes	4	17
Shanghai Airlines Tours	—	3
XIESA	7	—
Eastern Advertising	7	—
Beijing Aviation Property	—	101
Others	10	7
	1,011	1,661

38 China Eastern Airlines Corporation Limited | 2020 Interim Report

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 21. Related Party Transactions (continued) (c) Balances with related parties (continued) (ii) Amounts due to related parties (continued) 30 June 2020 31 December 2019 RMB million RMB million (Unaudited) (Audited) Other payables and accruals Eastern Import & Export — 5 Eastern Air Catering 2 2 CEA Holding 62 111 CEA Development 1 1 Eastern Investment 96 86 CES Lease Company 164 166 CASC 2 2 XIESA — 2 Others 5 8 332 383 Lease liabilities CES Lease Company 40,577 42,848 Except for the amounts due to CES Lease Company, which are related to the aircraft under leases, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors. (iii) Short-term deposits, loan and borrowings with related parties Average interest rate For the six months ended 30 June 30 June 31 December 2020 2020 2019 2019 RMB million RMB million (Unaudited) (Unaudited) (Unaudited) (Audited) Short-term deposits (included in cash and cash equivalents) Eastern Air Finance Company 0.35% 0.35% 506 1,122 Long-term borrowings CEA Holding 3.73% 3.73% 828 828 Loan to a joint venture CAE Melbourne 3.74% 8.00% 13 15 39

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 21. Related Party Transactions (continued) (d) Guarantees by the holding company As at 30 June 2020, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (31 December 2019: RMB7.8 billion). 22. Fair Value and Fair Value Hierarchy of Financial Instruments The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows: 30 June 2020 31 December 2019 Carrying Carrying amounts Fair values amounts Fair values RMB million RMB million RMB million RMB million (Unaudited) (Unaudited) (Audited) (Audited) Financial assets Equity investments designated at fair value through other comprehensive income 921 921 1,274 1,274 Financial asset at fair value through profit or loss 103 103 121 121 Derivative financial assets 301 301 70 70 Deposits relating to aircraft held under leases included in other non-current assets 160 157 156 148 Total 1,485 1,482 1,621 1,613 Financial liabilities Derivative financial liabilities 186 186 23 23 Long-term borrowings 25,021 25,240 26,604 23,754 Lease liabilities 88,958 83,217 94,685 89,491 Total 114,165 108,643 121,312 113,268 40 China Eastern Airlines Corporation Limited 2020 Interim Report

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 22. Fair Value and Fair Value Hierarchy of Financial Instruments (continued) Management has assessed that the fair values of cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade receivables, trade and bills payables, financial assets included in prepayments and other receivables, financial liabilities included in other payables and accruals, short-term bank borrowings and short-term guaranteed bonds approximate to their carrying amounts largely due to the short-term maturities of these instruments. The fair values of the deposits relating to aircraft held under leases included in other non-current assets, long-term borrowings and lease liabilities have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities. The Group enters into derivative financial instruments, including forward currency contracts, fuel hedging contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings. Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates, interest rate curves and fuel hedging price. The carrying amounts of forward currency contracts, fuel hedging contracts and interest rate swaps are the same as their fair values. As at 30 June 2020, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value. The fair values of listed equity investments are based on quoted market prices. The fair values of unlisted equity investments designated at fair value through other comprehensive income have been estimated using a market-based valuation technique based on assumptions that are not supported by observable market prices or rates. The valuation requires the directors to determine comparable public companies (peers) based on industry, size, leverage and strategy, and calculates an appropriate price multiple, such as enterprise value to earnings before interest, taxes, depreciation and amortisation (‘‘EV/EBITDA’’) multiple and price to earnings (‘‘P/E’’) multiple, for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by an earnings measure. The trading multiple is then discounted for considerations such as illiquidity and size differences between the comparable companies based on company-specific facts and circumstances. The discounted multiple is applied to the corresponding earnings measure of the unlisted equity investments to measure the fair value. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statement of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period. 41

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 22. Fair Value and Fair Value Hierarchy of Financial Instruments (continued) Set out below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at 30 June 2020 and 31 December 2019: Valuation Significant Sensitivity of fair technique unobservable input Range value to the input Unlisted equity investments Valuation Discount for lack of 20% to 35% 1% (31 December multiples marketability (31 December 2019: 2019: 1%) 20% to 35%) increase/decrease in multiple would result in increase/ decrease in fair value by RMB11 million (31 December 2019: RMB11 million) The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments. 42 China Eastern Airlines Corporation Limited 2020 Interim Report

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 22. Fair Value and Fair Value Hierarchy of Financial Instruments (continued) Fair value hierarchy The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments: Assets and liabilities measured at fair value: As at 30 June 2020 Fair value measurement using Quoted prices Significant Significant in active observable unobservable markets inputs inputs (Level 1) (Level 2) (Level 3) Total RMB million RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) (Unaudited) Assets Equity investments designated at fair value through other comprehensive income 362 — 559 921 Derivative financial assets — 301 — 301 Financial asset at fair value through profit or loss 103 — — 103 Total 465 301 559 1,325 Liabilities Derivative financial liabilities — 186 — 186 43

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 22. Fair Value and Fair Value Hierarchy of Financial Instruments (continued) Fair value hierarchy (continued) Assets and liabilities measured at fair value: (continued) As at 31 December 2019 Fair value measurement using Quoted prices Significant Significant in active observable unobservable markets inputs inputs (Level 1) (Level 2) (Level 3) Total RMB million RMB million RMB million RMB million (Audited) (Audited) (Audited) (Audited) Assets Equity investments designated at fair value through other comprehensive income 496 —— 778 1,274 Derivative financial assets ——- 70 ——- 70 Financial asset at fair value through profit or loss 121 —— ——- 121 Total 617 70 778 1,465 Liabilities Derivative financial liabilities —— 23 ——- 23 During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (six months ended 30 June 2019: Nil). 44 China Eastern Airlines Corporation Limited 2020 Interim Report

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 22. Fair Value and Fair Value Hierarchy of Financial Instruments (continued) Fair value hierarchy (continued) Assets and liabilities for which fair values are disclosed: As at 30 June 2020 Fair value measurement using Quoted prices Significant Significant in active observable unobservable markets inputs inputs (Level 1) (Level 2) (Level 3) Total RMB million RMB million RMB million RMB million (Unaudited) (Unaudited) (Unaudited) (Unaudited) Assets Deposits relating to aircraft held under leases included in other non-current assets — 157 — 157 Liabilities Long-term borrowings 4,967 20,273 — 25,240 Lease liabilities — 83,217 — 83,217 4,967 103,490 — 108,457 As at 31 December 2019 Fair value measurement using Quoted prices Significant Significant in active observable unobservable markets inputs inputs (Level 1) (Level 2) (Level 3) Total RMB million RMB million RMB million RMB million (Audited) (Audited) (Audited) (Audited) Assets Deposits relating to aircraft held under leases included in other non-current assets —— 148 ——- 148 Liabilities Long-term borrowings 2,897 20,857 ——- 23,754 Lease liabilities —— 89,491 ——- 89,491 2,897 110,348 ——- 113,245 45

Notes to Interim Condensed Consolidated Financial Information 30 June 2020 23. Impacts of COVID-19 Since the beginning of 2020, COVID-19 has been spreading rapidly worldwide, causing an unprecedented significant impact on the global aviation industry. Facing the effect of the pandemic, the Group took proactive measures, deployed timely prevention and control, actively ensured passenger services and employees care and protection, continuously improved the epidemic prevention mechanism, and strictly implemented relevant procedures, emergency plans, supervision and monitoring working mechanism, joint prevention and control working mechanism and so on, to ensure the smooth and orderly operation of the Group’s flights. At the same time, based on the development of COVID-19 and market demand, the Group has resumed flights in stages and built an ‘‘air channel’’ for the resumption of work and production of the society, which has made an important contribution to the restoration of economic and social order. Facing the changes in the market demand arising from COVID-19, the Group timely adjusted its operating strategies, dynamically optimised and adjusted its transportation capacity allocation, reasonably allocated its resources, promoted fine management, carried out unconventional passenger flights to transport COVID-19 prevention materials through various methods, including customising charter flights for resumption of work and production, and ‘‘Passenger-to-Freighter Conversion’’, and promptly launched products such as ‘‘Wild Your Dream’’ to turn spare transportation capacity into productivity, in order to minimise losses caused by COVID-19. In response to the adverse financial impact of COVID-19, the Group implemented strict cost control measures, reduced investment budget, suspended aircraft introduction and related advance payment, and strived for relief policies regarding the industry to ensure that cash flow meets the requirements of operation. Under the adverse effect of the strike of COVID-19, in the first half of 2020, the Group had a total traffic volume of 4.562 billion tonne-kilometres and served 25.737 million passengers, representing a decrease of 58.28% and 59.83%, respectively, from the same period last year. As a result, revenue decreased by 57.26% from the same period last year and net loss attributable to equity holders of the Company amounted to RMB8,542 million. 46 China Eastern Airlines Corporation Limited 2020 Interim Report

Summary of Operating Data

	For the six months ended 30 June		
	2020	2019	Change
Passenger transportation data			
ASK (available seat-kilometres) *(millions)*	**61,719.22**	131,567.24	-53.09%
— Domestic routes	**46,927.50**	83,699.93	-43.93%
— International routes	**14,125.64**	44,454.65	-68.22%
— Regional routes	**666.07**	3,412.66	-80.48%
RPK (revenue passenger-kilometres) *(millions)*	**41,205.93**	108,853.79	-62.15%
— Domestic routes	**31,297.24**	69,862.16	-55.20%
— International routes	**9,535.53**	36,180.86	-73.64%
— Regional routes	**373.16**	2,810.77	-86.72%
Number of passengers carried *(thousands)*	**25,736.85**	64,066.37	-59.83%
— Domestic routes	**23,376.50**	53,252.18	-56.10%
— International routes	**2,074.77**	8,744.97	-76.27%
— Regional routes	**285.59**	2,069.23	-86.20%
Passenger load factor *(%)*	**66.76**	82.74	-15.97pts
— Domestic routes	**66.69**	83.47	-16.77pts
— International routes	**67.51**	81.39	-13.88pts
— Regional routes	**56.02**	82.36	-26.34pts
Passenger-kilometres yield *(RMB)*[Note]	**0.533**	0.513	3.90%
— Domestic routes	**0.488**	0.533	-8.44%
— International routes	**0.666**	0.458	45.41%
— Regional routes	**0.879**	0.755	16.42%

47

Summary of Operating Data

	For the six months ended 30 June		
	2020	2019	Change
Freight transportation data			
AFTK (available freight tonne-kilometres) *(millions)*	**2,921.28**	4,430.07	-34.06%
— Domestic routes	**822.07**	1,594.76	-48.45%
— International routes	**2,071.28**	2,726.99	-24.05%
— Regional routes	**27.93**	108.32	-74.22%
RFTK (revenue freight tonne-kilometres) *(millions)*	**933.10**	1,331.62	-29.93%
— Domestic routes	**300.90**	442.92	-32.06%
— International routes	**626.78**	873.87	-28.28%
— Regional routes	**5.42**	14.84	-63.48%
Weight of freight carried *(million kg)*	**289.93**	449.30	-35.47%
— Domestic routes	**210.28**	313.26	-32.87%
— International routes	**74.66**	123.47	-39.53%
— Regional routes	**4.99**	12.57	-60.30%
Freight load factor *(%)*	**31.94**	30.06	1.88pts
— Domestic routes	**36.60**	27.77	8.83pts
— International routes	**30.26**	32.05	-1.78pts
— Regional routes	**19.40**	13.70	5.70pts
Freight tonne-kilometres yield *(RMB)*[Note]	**2.802**	1.308	114.22%
— Domestic routes	**1.117**	1.072	4.20%
— International routes	**3.567**	1.364	161.51%
— Regional routes	**7.934**	5.054	56.98%

48 China Eastern Airlines Corporation Limited | 2020 Interim Report

Summary of Operating Data

	For the six months ended 30 June		
	2020	2019	Change
Consolidated data			
ATK (available tonne-kilometres) ***(millions)***	**8,476.01**	16,271.12	-47.91%
— Domestic routes	**5,045.54**	9,127.75	-44.72%
— International routes	**3,342.59**	6,727.91	-50.32%
— Regional routes	**87.88**	415.46	-78.85%
RTK (revenue tonne-kilometres) ***(millions)***	**4,561.87**	10,934.60	-58.28%
— Domestic routes	**3,066.41**	6,612.85	-53.63%
— International routes	**1,457.40**	4,059.43	-64.10%
— Regional routes	**38.06**	262.33	-85.49%
Overall load factor ***(%)***	**53.82**	67.20	-13.38pts
— Domestic routes	**60.77**	72.45	-11.67pts
— International routes	**43.60**	60.34	-16.74pts
— Regional routes	**43.31**	63.14	-19.83pts
Revenue tonne-kilometres yield ***(RMB)*** [Note]	**5.383**	5.270	2.14%
— Domestic routes	**5.086**	5.698	-10.74%
— International routes	**5.895**	4.372	34.84%
— Regional routes	**9.748**	8.371	16.45%

Notes:

1. In calculating unit revenue index, the relevant revenue includes incomes generated from co-operation routes and fuel surcharge;

2. The Group had presented unit revenue excluding fuel surcharge in prior years. However, the Group no longer includes unit revenue excluding fuel surcharge separately because the current fuel surcharge accounts for a small proportion of revenue and has a small impact on unit revenue index.

49

Fleet Structure

The Group has been continuously optimising its fleet structure in recent years. In the first half of 2020, the Group introduced a total of two major model aircraft and a total of three aircraft retired. The Group's fleet age structure has remained young. As affected by COVID-19, the Company actively coordinated with aircraft and engine manufacturers, temporarily suspended the progress for aircraft introduction, optimised payment methods and reduced pressure on the Company's operation and capital.

As at 30 June 2020, the Group operated a fleet of 732 aircraft, which included 722 passenger aircraft and 10 business aircraft self-owned and held under trust.

(Units)

		Fleet structure as at 30 June 2020				
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total	Average fleet age (Years)
1	B777 Series	10	10	0	20	4.3
2	B787 Series	3	7	0	10	1.3
3	A350 Series	1	6	0	7	1.2
4	A330 Series[Note 1]	26	25	5	56	6.6
Total number of wide-body aircraft		**40**	**48**	**5**	**93**	**5.1**
5	A320 Series[Note 2]	136	125	68	329	7.7
6	B737 Series[Note 3]	88	87	124	299	6.3
Total number of narrow-body aircraft		**224**	**212**	**192**	**628**	**7.0**
7	ARJ Series	1	0	0	1	0.1
Total number of passenger aircraft		**265**	**260**	**197**	**722**	**6.7**
Total number of business aircraft self-owned and held under trust					**10**	
Total number of aircraft					**732**	

Notes:

1. A330 series aircraft include A330-200 and A330-300 aircraft;
2. A320 series aircraft include A319, A320, A320NEO and A321 aircraft; and
3. B737 series aircraft include B737-700, B737-800 and B737 MAX 8 aircraft. The Group has temporarily grounded B737 MAX 8 model aircraft since March 2019. As at the date of this report, B737 MAX 8 is still grounded. The Group will pay close attention to the progress of resumption of operation of B737 MAX 8. There remains great uncertainty on the time for the resumption of operation of B737 MAX 8.

50 China Eastern Airlines Corporation Limited | 2020 Interim Report

Management Discussion and Analysis Business Review Operating situation in the first half of 2020 Since the beginning of 2020, COVID-19 has been spreading rapidly worldwide. Affected by COVID-19, the global economy has been in severe recession. COVID-19 has caused a huge unprecedented impact on the global aviation industry, which has brought a historical loss to the industry. Since the outbreak of COVID-19, more than 20 airlines around the world have filed for bankruptcy protection. In the PRC, COVID-19 is a major public health emergency, with the highest transmission speed, widest infection geographical area and most difficulty in the prevention and control since the establishment of the PRC. Under the influence of COVID-19, the PRC civil aviation industry has also been affected severely with a significant decrease in the number of passengers carried and a sharp decline in the operational efficiency of airlines. All members of the Group have emphasised the importance of confronting COVID-19 and promptly carried out COVID-19 prevention and control measures around three aspects: ‘‘fulfilling social responsibilities, ensuring passenger services, and caring and protecting employees’’, which has played an important role in the urgent transportation of medical supplies and medical staff, and ensuring the safety and health of passengers and employees. Based on the development of COVID-19 and market demand, the Group has promoted the resumption of flights in stages and built an ‘‘air channel’’ for the resumption of work and production, which has made an important contribution to the restoration of economic and social order. Facing the changes in the market demand caused by COVID-19, the Group timely adjusted its operating strategies, dynamically optimised and adjusted its transportation capacity, reasonably allocated its resources, strengthened cooperation and linkage, promoted fine management, implemented strict cost control measures, actively strived for policy support from all aspects, carried out unconventional passenger flights1 to transport COVID-19 prevention materials through various methods, including customising charter flights for resumption of work and production, and ‘‘Passenger-to- Freighter Conversion’’, and promptly launched products such as ‘‘Wild Your Dream’’ (‘‘周 末 隨 心 飛 ’’)2 to turn spare transportation capacity into productivity, in order to minimise the loss caused by COVID-19. Although the Group has actively taken response measures, under the adverse effect of COVID-19, the production volume, revenue, profit and other indicators of the Group have all dropped significantly. In the first half of 2020, the Group had a total traffic volume of 4.562 billion tonne- kilometres and served 25.737 million passengers. Revenue amounted to RMB25,159 million and net loss attributable to shareholders of the Company amounted to RMB8,542 million. In the first half of 2020, all members of the Group worked hard, remained focused, forged ahead, overcame difficulties, and steadily promoted COVID-19 prevention and control, production and operation, and reform and development. 1. ‘‘Unconventional passenger flights’’: Unconventional passenger flights include ‘‘Passenger Aircraft for Freight’’, ‘‘Passenger-to-Freighter Conversion’’ and ‘‘Passenger-to-Freighter Conversion Aircraft’’, among which, passenger aircraft that carry cargoes in their bellyhold space and cabin without removing cabin seats are called ‘‘Passenger Aircraft for Freight’’; passenger aircraft that only carry cargoes in their bellyhold space are called ‘‘Passenger-to-Freighter Conversion’’; and passenger aircraft being converted with cabin seats removed to carry cargoes at their bellyhold space and cabin are called ‘‘Passenger-to-Freighter Conversion Aircraft’’. In order to reduce the adverse effects of COVID-19 and seize the freight business opportunities, the Group transported COVID-19 prevention materials with various methods, including ‘‘Passenger Aircraft for Freight’’, ‘‘Passenger- to-Freighter Conversion’’ and ‘‘Passenger-to-Freighter Conversion Aircraft’’. In accordance with the non-competition agreement between the Group and Eastern Logistics and relevant regulatory requirements, the Group engages Eastern Logistics for the external operation, organization and implementation of such freight business. 2. ‘‘Wild Your Dream’’ (‘‘周 末 隨 心 飛 ’’): It is the air travel package product launched by the Company on 18 June 2020. After purchasing the package, passengers can take an unlimited number of rides in the economy class of the domestic flights actually operated by the Company as well as Shanghai Airlines every weekend before 31 December 2020. 51

Management Discussion and Analysis Full commitment to prevent and control COVID-19 The Group insists on prioritizing the safety and health of passengers and employees and treating COVID-19 prevention and control as its top priority. The Group timely carried out COVID-19 prevention and control measures, actively provided passenger service support and firmly cared and protected employees. During the COVID-19 prevention and control combat, the Group fully served as the backbone of state-owned enterprises and created multiple ‘‘firsts’’: on 24 January, Chinese New Year’s Eve, the Group dispatched the country’s first COVID-19 prevention and control flight; on 12 March, the Group dispatched the PRC’s first charter flight for foreign aid, and this ranked us in the first place among all the civil aviation enterprises in the PRC in terms of the tasks of transportation of COVID-19 prevention and control materials undertaken. In terms of timely carrying out COVID-19 prevention and control measures, the Group promptly set up a leading group for COVID-19 prevention and control, and timely established a regional COVID-19 prevention and control headquarters to fully deploy COVID-19 prevention and control efforts, studied and formulated emergency plans, and quickly applied COVID-19 prevention standards and guidelines. The Group actively participated in the work of COVID-19 prevention and control of IATA, and assisted in the coordination of the donation and transportation of COVID-19 prevention materials among the members of the SkyTeam Airline Alliance and their partners. As at the end of June 2020, the Group carried out in total of 422 charter flights for COVID-19 prevention transportation support, and carried 3.663 million pieces, 58,000 tons of COVID-19 prevention materials and 21,929 medical staff. CEA Holding, the controlling shareholder of the Company, donated RMB10 million and a total of over 2.80 million pieces of COVID-19 prevention materials to COVID-19 affected areas, contributing to COVID-19 prevention and control. In terms of providing passenger service support, the Group is the first airline to develop and apply the ‘‘online passenger health declaration procedure’’ in the industry, the first airline to apply zone separation setting in aircraft, and the first airline to launch ‘‘souvenir-style’’ meal boxes to ensure a safe and orderly journey. The Group timely introduced emergency regulations on free refund and ticket change, optimised self-refund functions, and smoothened refund channels such as the official website, APP and call center system to provide passengers with convenient refund services. The Group has focused on disinfection and sterilization of aircraft and shuttle buses to ensure the safety and health of passengers. In terms of caring and protecting employees, the Group strictly implemented protective handling procedures and safeguarded the health of crew members and ground staff. In particular, the Group provided assistance and care to employees who are confirmed cases of or are suspected of contracting COVID-19, provided psychological counseling and emotional comfort to all employees, reasonably planned the employees’ scheduling, introduced flexible working system to effectively solve the practical difficulties encountered by employees during the outbreak of COVID-19, and reflect the corporate culture of ‘‘Happy CEA’’. Never relaxing efforts in pursuing continuously safe operation While focusing on COVID-19 prevention and control, the Group has attached great importance to flight safety and safe operation. The Group has adhered to the bottom line of safety, and the safety situation was generally stable. In the first half of 2020, the Group’s fleet had 605,000 safe flight hours and 247,000 take-off and landing flights. In terms of setting up systems, the Group has formulated and released the ‘‘Three-year Action Plan for Special Rectification of Safe Production’’, steadily promoted the work plan for safe operation and management of large fleets, and consolidated the foundation of safe management. In terms of risk management and control, the Group has combined seasonal characteristics, climate characteristics, and operational characteristics to sort out 52 China Eastern Airlines Corporation Limited 2020 Interim Report

Management Discussion and Analysis important risk points, and strengthened risk management and control in response to operational changes such as aircraft models, routes, and scheduling. In terms of safety supervision, the Group has paid close attention to safety rectification and focused on aspects where improvement is required, with the special safety audits carried out by Shanghai Airlines, implemented safety rectification in the maintenance system in phases, and strengthened the safe management of key units. In terms of work style establishment, the Group has strengthened the establishment of ‘‘three basics’’3, and all employees have signed a duty performance letter in order to carry out rectification on work style and discipline. Precisely implementing policies and making every effort to stabilize operations The Group has proactively responded to the outbreak of COVID-19, cultivated new opportunities during the crisis, and made every effort to stabilize operations in areas such as route network optimisation and hub construction, product marketing, and customer services, in order to minimize the adverse impact of COVID-19. Steadily promoting route network optimisation and hub construction. The Group kept track of the development of COVID-19 and market changes to dynamically adjust its transportation capacity. The Group focused on core hubs and important business cities to organise and optimise the layout of its route network in order to strengthen the construction of express routes in key markets. The Group actively strived for core hubs air traffic rights, and successfully obtained time slots from Daxing Beijing to Paris, Tokyo, Seoul, and Hong Kong, and launched quasi express routes, i.e. Daxing Beijing to Guangzhou, Shenzhen, Chengdu, and Chongqing. The Group steadily promoted the core hub construction in Beijing, and successfully completed the phased transition to Beijing Daxing International Airport. The Group steadily promoted the base construction projects in important business markets such as Chengdu, Qingdao and Wuhan. Continuous efforts to innovate product marketing. The Group is the first airline in the industry to launch ‘‘customized charter flights’’ to serve companies that resume work to bring their staff from different regions back to duties. Domestic flights in some regions have resumed more than 80%. The Group is the first airline to launch the series of innovative products of ‘‘Wild Your Dream’’ (‘‘周末隨心飛’’) during the outbreak of COVID-19 to stimulate passenger travel demand, restore market confidence, boost consumption of the whole industry chain, and promote the recovery of the aviation market, which have achieved great economic, social and brand benefits. The Group continuously optimized its income management and introduced an intelligent freight rates management and control system. The Group actively expanded auxiliary products to launch neighbor-free seats products and broadened the range of prepaid baggage sales routes, and this helped in increasing auxiliary revenue. The Group introduced a new membership system for the ‘‘Eastern Miles’’, introduced ‘‘CEA Wallet’’, a combination payment of ‘‘points + cash’’, and enriched the usage scenarios of member points. Flexibly responding to cargo business opportunities. Facing the sudden outbreak of COVID-19, the Group responded rapidly and actively captured the opportunity arising from a substantial increase in the transportation demand for COVID-19 prevention materials during the outbreak of COVID-19. Through a temporarily conversion of existing passenger aircraft in an agile and efficient way, the Group was the first airline to introduce measures such as dual use of passenger aircraft for freight transportation, Passenger-to-Freighter Conversion and aircraft conversion and built the largest wide-body fleet of ‘‘Passenger-to- Freighter Conversion’’ of the PRC’s civil aviation industry for fully ensuring a smooth industry chain and supply chain. The Group carried out in total of 2,351 unconventional transportation flights in the first half of 2020. 3. ‘‘Three basics’’: Focusing on the local communities, laying foundation and strengthening basic capabilities. 53

Management Discussion and Analysis Providing customer services in a scientific and meticulous way. In response to the situation of strong flight fluctuations, rapid changes, and stringent COVID-19 prevention requirements during the outbreak of COVID-19, the Group timely formulated aircraft on-board emergency procedures for COVID-19 prevention, updated aircraft on-board service procedures, optimised aircraft on- board catering services and enhanced the satisfaction of passengers. Due to the decrease in travel with flights for the members of ‘‘Eastern Miles’’ during the outbreak of COVID-19, the Group issued a protection policy for automatic extension of membership level to improve members’ loyalty and satisfaction. The Group researched and developed its global official website on its own and launched a new version of APP to optimise user experience. As at the end of June 2020, the number of frequent flyer members of the Group’s ‘‘Eastern Miles’’ reached 43.756 million, representing an increase of 6.5% over the same period last year. Persevering on strengthening fine management Facing the outbreak of COVID-19, a pandemic that has not been encountered in a century, the Group continued to strengthen fine management, focused on strengthening cost management and risk management and control, and strived to improve operational efficiency, reduce operating costs, and respond to the strike and impact of COVID-19. In terms of lean operations, the Group established an intelligent operational decision-making system, dynamically optimized scheduling and built the MUC flights support integration platform to improve the communication efficiency of each operation support unit. The Group adopted nine measures, including optimising life raft equipment, promoting light dining trucks and optimising catering standards, to reduce aircraft weight, increase commercial load, and reduce fuel costs. The weight and fuel consumption of the entire fleet of the Group were reduced by approximately 118 tons and 6,593 tons respectively based on the number of flights actually operated in the first half of 2020. In terms of fine management, the Group adopted multiple measures at the same time to strengthen the management and control of various costs and expenses, and expand the channels of financing to ensure stable cash flow. The Group actively coordinated with aircraft and engine manufacturers, adjusted the schedule for introduction of aircraft and engines, reduced investment plans, reduced or delayed non-emergency investment projects, negotiated with suppliers and partners for fee reductions and waivers and optimised payment methods, saved operating costs and daily costs such as fuel and aircraft maintenance, actively strived for the support from the government’s relief policies regarding the industry, taxation, social security and other aspects, and actively expanded financing channels to ensure that cash flow meets the requirements of the Group’s production and operation. In the first half of 2020, the Group issued a total of 24 tranches of super short-term debentures and one tranche of corporate bonds, raising funds in a total amount of RMB51.7 billion. In terms of risk prevention and control, the Group continuously carried out special audits on key business areas to deepen the establishment of risk internal control system; focused on special risk management and control for COVID-19, and developed prevention and responding measures against risks including operating risks and capital chain risks to form a reporting mechanism for major operating risk events; strengthened overseas legal risk management and control and conducted special review of contracts in order to prevent risks involving foreign and major investment projects; strengthened the protection of various data and information and introduced informatisation experts to form an expert committee; and improved overall network security protection capabilities to prevent network security risks. 54 China Eastern Airlines Corporation Limited 2020 Interim Report

Management Discussion and Analysis Being steady and coordinated to intensify reform and development Surrounding the strategy of serving the country, the Group has been steadily promoting strategic cooperation, reform and development amid the COVID-19 prevention and control environment to make preparation in advance for the gradual recovery of the aviation market in the post- COVID-19 era. Surrounding the development goal of being a world-class airline, the Group firmly promoted a series of reform and development measures. In terms of strategic cooperation, the Company signed a strategic cooperation framework agreement with the Shenzhen Airport Group Co., Ltd. in order to strengthen the cooperation and development in the Guangdong-Hong Kong-Macao Greater Bay Area. The Company was the core supporting enterprise and designated air carrier of the China International Import Expo to serve the third China International Import Expo. In terms of marketing, the Group accelerated the reform of overseas marketing institutions and established a branch in Japan to make the traditional international market stronger, better and bigger; and served the construction of ‘‘The Belt and Road Initiative’’ to establish a branch in Xiamen. In terms of mechanism and institutional reform, China United Airlines steadily promoted mixed ownership reform, and China Eastern Airlines Technology Application Research Center Co. Limited, a wholly-owned subsidiary of the Company, promoted technological enterprise reform. In terms of optimising company control, the Group established OTT Airlines, operating ARJ21 aircraft to enrich operating brands. In terms of promoting catering and aircraft on- board supplies management system reform, the Group built an efficient full-process centralized management model. Focusing on main targets and fulfilling social responsibilities The Group actively fulfilled its social responsibilities and achieved new progress in targeted poverty alleviation and environmental protection while striving to overcome the operational pressures brought by COVID-19. In the first half of 2020, with regard to its excellent performance in social responsibilities, the Company was recognized as a ‘‘GoldenBee Enterprise’’ in ‘‘2020 GoldenBee CSR China Honor Roll’’. MSCI4 has granted an A grade to the ESG of the Company, which is the highest level among global airlines and thus is a firm recognition of the Company to the fulfillment of social responsibilities. As to poverty alleviation, the Group implemented poverty alleviation programme in accordance with the requirements of ‘‘high standard, high quality and sustainable’’. The management of the Company has guided the investigation and research on suitable poverty alleviation works in Yunnan for several times and facilitated the implementation of poverty alleviation through industry, drinking water, employment and healthcare. The Group also organized the CEA consumption for poverty alleviation week in order to contribute to industrial poverty alleviation, which obtained favorable results by leveraging the combination of offline exhibitions as well as livestream sales. As for environmental protection, the Group continued to reinforce its effort in energy conservation and emission reduction and advanced in key projects on aircraft weight reduction and fuel conservation so as to lower unit energy consumption and reduce carbon emissions. The Group also introduced new energy vehicles and initiated the reform plan for tailpipe emissions, and underwent ecological and environmental self-inspection and pollution prevention works integrated with localized regulatory requirements. 4. MSCI: MSCI Inc. is an international company that provides global indexes and related derivative financial products. The MSCI index launched by the Company is one of the benchmark indexes mainly used by the global investment portfolio managers. 55

Management Discussion and Analysis Financial Overview Operating Revenues In the first half of 2020, the Group’s revenue from main operations amounted to RMB25,159 million, representing a decrease of 57.26% from the same period last year. In particular, traffic revenue amounted to RMB22,962 million, representing a decrease of 58.49% from the same period last year, and other revenue amounted to RMB2,197 million, representing a decrease of 37.87% from the same period last year. The Group’s traffic revenue includes passenger revenue and cargo revenue. In the first half of 2020, the Group’s passenger revenue amounted to RMB20,347 million, representing a decrease of 62.03% from the same period last year, and accounted for 88.61% of the Group’s traffic revenue. Passenger traffic volume was 41,205.93 million passenger-kilometres, representing a decrease of 62.15% from the same period last year. The passenger revenue of domestic routes amounted to RMB13,831 million, representing a decrease of 60.77% from the same period last year, and accounted for 67.98% of the passenger revenue. The passenger traffic volume was 31,297.24 million passenger-kilometres, representing a decrease of 55.20% from the same period last year. The passenger revenue of international routes amounted to RMB6,193 million, representing a decrease of 61.86% from the same period last year, and accounted for 30.44% of the passenger revenue. The passenger traffic volume was 9,535.53 million passenger-kilometres, representing a decrease of 73.64% from the same period last year. The passenger revenue of regional routes amounted to RMB323 million, representing a decrease of 84.53% from the same period last year, and accounted for 1.58% of the passenger revenue. The passenger traffic volume was 373.16 million passenger- kilometres, representing a decrease of 86.72% from the same period last year. In the first half of 2020, the Group’s cargo and mail traffic revenues amounted to RMB2,615 million, accounted for 11.39% of the Group’s traffic revenue. Cargo and mail traffic volume was 933.10 million tonne-kilometres, representing a decrease of 29.93% from the same period last year. Operating Expenses In the first half of 2020, the Group’s total operating expenses amounted to RMB35,941 million, representing a decrease of 37.07% from the same period last year. Under the influence of COVID-19, the Group’s passenger traffic volume and the number of passengers carried declined significantly, and the Group’s various costs such as aircraft fuel, take-off and landing costs, salaries and benefits, aircraft maintenance, catering supply and selling and marketing expenses decreased from the same period last year. Analysis of the changes in items under operating expenses of the Group is set out as follows: In the first half of 2020, the Group’s aircraft fuel costs amounted to RMB6,313 million, representing a decrease of 62.03% from the same period last year, and was primarily due to the decrease in the volume of refuelling of 49.49% from the same period last year for the Group, leading to a decrease in aircraft fuel costs by RMB10,312 million. The average price of fuel decreased by 24.81%. In the first half of 2020, the Group’s take-off and landing charges amounted to RMB3,796 million, representing a decrease of 51.58% from the same period last year, and was primarily due to the decrease in the number of take-offs and landings of the Group from the same period last year. In the first half of 2020, the Group’s depreciation and amortisation amounted to RMB10,630 million, representing a decrease of 1.74% from the same period last year. The depreciation and amortisation remained basically the same as compared to the same period last year. In the first half of 2020, the Group’s wages, salaries and benefits amounted to RMB9,441 million, representing a decrease of 15.49% from the same period last year, and was primarily due to the effect of the decrease in the flight hours of aircrew members of the Group. 56 China Eastern Airlines Corporation Limited 2020 Interim Report

Management Discussion and Analysis In the first half of 2020, the Group’s aircraft maintenance expenses amounted to RMB1,537 million, representing a decrease of 18.72% from the same period last year, and was primarily due to the effect of the decrease in the flight hours of aircraft. In the first half of 2020, the Group’s catering supply expenses amounted to RMB700 million, representing a decrease of 61.58% from the same period last year, and was primarily due to the decrease in the number of passengers in carriage of the Group. In the first half of 2020, the Group’s low-value and short-term lease rentals amounted to RMB102 million, representing a decrease of 61.51% from the same period last year, and was primarily due to the reduction of expenses by decreasing lease rentals under the influence of COVID-19. In the first half of 2020, the Group’s selling and marketing expenses amounted to RMB971 million, representing a decrease of 52.40% from the same period last year, and was primarily due to the decrease of business volume of the Group, which led to a decrease in selling expenses accordingly. In the first half of 2020, the Group’s civil aviation development fund paid to the CAAC amounted to nil, representing a decrease of 100% from the same period last year, and was primarily due to the CAAC’s exemption for making contribution to civil aviation development fund payable by airlines under the influence of COVID- 19. In the first half of 2020, the Group’s ground service and other expenses amounted to RMB574 million, representing a decrease of 57.26% from the same period last year, and was primarily due to the decrease of business volume of the Group. In the first half of 2020, the Group’s indirect operating expenses amounted to RMB1,845 million, representing a decrease of 12.35% from the same period last year, and was primarily due to the decrease of business volume of the Group. Other Operating Income and Gains In the first half of 2020, the Group’s other operating income amounted to RMB2,201 million, representing a decrease of 35.40% from the same period last year. Finance Income/Costs In the first half of 2020, the Group’s finance income amounted to RMB69 million, representing an increase of RMB24 million from the same period last year. Finance costs amounted to RMB3,448 million, representing an increase of RMB763 million from the same period last year, and was primarily due to the exchange loss resulting from a fluctuation in exchange rates. Profit In the first half of 2020, net loss attributable to equity holders of the Company amounted to RMB8,542 million, while net profit attributable to equity holders of the Company amounted to RMB1,941 million in the first half of 2019. In the first half of 2020, loss per share attributable to equity holders of the Company was RMB0.5215. Liquidity and Capital Structure As at 30 June 2020, the Group had total assets of RMB286,954 million, representing an increase of 0.62% from 31 December 2019. Its debt ratio (total liabilities divided by total assets) was 78.23%, representing a 3.70 percentage point increase from 31 December 2019. In particular, total current assets amounted to RMB22,679 million, accounted for 7.90% of the total assets and represented an increase of 14.87% from 31 December 2019. Non-current assets amounted to RMB264,275 million, accounted for 92.10% of the total assets and represented a decrease of 0.44% from 31 December 2019. As at 30 June 2020, the Group had total liabilities of RMB224,470 million, comprising current liabilities of RMB97,318 million which accounted for 43.35% of total liabilities, and non- current liabilities of RMB127,152 million which accounted for 56.65% of total liabilities. 57

Management Discussion and Analysis

Among the current liabilities, interest-bearing liabilities (short-term bank borrowings, super short-term debentures, long-term bank borrowings due within one year, bonds payable due within one year and lease liabilities due within one year) amounted to RMB69,866 million, representing an increase of 71.16% from 31 December 2019.

Among the non-current liabilities, interest-bearing liabilities (long-term bank borrowings, bonds payable and lease liabilities) amounted to RMB114,002 million, representing a decrease of 6.04% from 31 December 2019.

In the first half of 2020, the Group proactively optimised the currency structure of the obligations of the Company in response to the exchange rate fluctuations, so as to lower its exchange rate risk. As at 30 June 2020, the breakdown of the Group's interest-bearing obligations by currencies is as follows:

Unit: RMB million

	RMB equivalent				
	As at 30 June 2020		As at 31 December 2019		Movement
Currency	**Amount**	**(%)**	Amount	(%)	(%)
USD	**44,230**	**24.06**	46,542	28.70	-4.97
RMB	**128,187**	**69.72**	103,822	64.03	23.47
Others	**11,451**	**6.22**	11,783	7.27	-2.82
Total	**183,868**	**100.00**	162,147	100.00	13.40

Interest-bearing obligations denominated in RMB had a relatively large fluctuation, primarily due to the raising of fund by means of issuance of super short-term debentures and corporate bonds by the Group under the influence of COVID-19.

As at 30 June 2020, the Group's interest-bearing liabilities included long-term and short-term bank borrowings, bonds payable and super short-term debentures equivalent to RMB79,107 million, representing an increase of 52.50% from RMB51,872 million as at 31 December 2019. The breakdown by currencies is as follows:

Unit: RMB million

	RMB equivalent		
	As at	As at	Movement
Currency	**30 June 2020**	31 December 2019	(%)
USD	**644**	870	-25.98
SGD	**2,541**	2,587	-1.78
EUR	**2,887**	3,073	-6.05
KRW	**1,772**	1,810	-2.10
JPY	**3,290**	3,205	2.65
RMB	**67,973**	40,327	68.55
Total	**79,107**	51,872	52.50

As at 30 June 2020, the Group's interest-bearing liabilities included lease liabilities equivalent to RMB104,761 million, representing a decrease of 5.00% from RMB110,275 million as at 31 December 2019. The breakdown by currencies is as follows:

Unit: RMB million

	RMB equivalent		
	As at	As at	Movement
Currency	**30 June 2020**	31 December 2019	(%)
USD	**43,586**	45,672	-4.57
SGD	**316**	392	-19.39
JPY	**158**	183	-13.66
HKG	**438**	486	-9.88
RMB	**60,214**	63,496	-5.17
Others	**49**	46	6.52
Total	**104,761**	110,275	-5.00

58 China Eastern Airlines Corporation Limited | 2020 Interim Report

Management Discussion and Analysis Interest Rate Fluctuation The Group’s total interest-bearing liabilities as at 30 June 2020 and 31 December 2019 were equivalent to RMB183,868 million and RMB162,147 million, respectively (including long- term and short-term bank borrowings, lease liabilities, bonds payable and super short-term debentures), of which short-term interest-bearing liabilities accounted for 38.00% and 25.17%, respectively. The parts of the Group’s interest-bearing liabilities were subject to floating interest rates. Both the short-term interest- bearing liabilities and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates. The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 30 June 2020 and 31 December 2019, the Group’s interest-bearing liabilities denominated in USD accounted for 24.06% and 28.70%, respectively, of total interest- bearing liabilities while the Group’s interest-bearing liabilities denominated in RMB accounted for 69.72% and 64.03%, respectively, of total interest-bearing liabilities. Fluctuations in the USD and RMB interest rates have a relatively significant impact on the Group’s finance costs. Through interest rate swap contracts, the Company reduced the floating rate exposure of the USD- denominated debts. As at 30 June 2020 and 31 December 2019, the outstanding interest rate swap contracts held by the Group amounted to a notional amount of approximately USD787 million and USD888 million, respectively. These contracts will expire between 2021 and 2025. Exchange Rate Fluctuation As at 30 June 2020, the Group’s total interest-bearing liabilities denominated in foreign currencies amounted to RMB55,681 million, of which interest-bearing liabilities denominated in USD accounted for 79.43%. Therefore, a significant fluctuation in exchange rates will subject the Group to significant foreign exchange loss or gain arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for capital expenditure paid in foreign currencies. As at 30 June 2020 and 31 December 2019, the outstanding foreign currency hedging contracts held by the Group amounted to a notional amount of USD636 million and USD776 million, respectively, and will expire in the second half of 2020. Fluctuation of Jet Fuel Prices The result of the Group is significantly affected by the fluctuation in jet fuel price which is a major component of the operating costs of the Group. In order to control jet fuel costs, the Group selected appropriate instruments and locked in costs within a certain price range. However, in case of sharp fluctuation in jet fuel prices causing the jet fuel price to exceed the pre-determined price range, it will give rise to actual losses in related transactions as well as on books. In the first half of 2020, the Group launched jet fuel hedging activities and jet fuel hedging contracts, which will expire between the second half of 2020 and 2022. Pledges on Assets and Contingent Liabilities As at 30 June 2020, the value of the Group’s assets used to secure certain bank loans was equivalent to RMB10,815 million, representing a decrease of 0.04% from RMB10,819 million as at 31 December 2019. As at 30 June 2020, the Group had no significant contingent liabilities. Human Resources As at 30 June 2020, the Group had 80,624 employees, the majority of whom were located in China. The wages of the Group’s employees primarily consisted of basic salaries and performance bonuses. 59

Management Discussion and Analysis

Investment in securities

Type of securities	Stock Code	Stock abbreviation	Initial investment (RMB)	Shareholdings (share)	Closing book value at the end of the Reporting Period (RMB)	Percentage of total investment at the end of the Reporting Period (%)	Profit and loss during the Reporting Period (RMB)
Share	00696	TravelSky	18,503,000	29,055,000	362,005,589	77.75	—
Share	600000	SPD Bank	122,144,004	9,790,691	103,585,511	22.25	-17,525,337
Other securities investments held at the end of the Reporting Period			/	/	/	/	/
Profit and loss on securities investments sold during the Reporting Period			/	/	/	/	/
Total			140,647,004	/	465,591,100	100	-17,525,337

Equity held in unlisted financial enterprises

Unit: RMB thousand

Name of investee	Initial amount of investment	Number of shares held (share)	Percentage of equity in the company	Carrying amount at the end of the Reporting Period	Profit or loss during the Reporting Period	Change in owner's equity during the Reporting Period	Accounting item	Source of share
Eastern Air Group Finance Co., Ltd.	486,902	—	25%	643,689	13,285	2,603	Long-term equity investment	Investment
Total	486,902	—	25%	643,689	13,285	2,603	/	/

60 China Eastern Airlines Corporation Limited | 2020 Interim Report

Management Discussion and Analysis

Financial assets measured at fair value

Unit: RMB thousand

Item name	Balance at the beginning of the Reporting Period	Balance at the end of the Reporting Period	Change for the period	Profit for the period
Interest rate swap contracts	17,660	-162,464	-180,124	7,565
Forward foreign exchange contracts	29,691	98,133	68,442	9,042
Forward jet fuel contracts	—	179,174	179,174	—
Total	47,351	114,843	67,492	16,607

Analysis on major controlling subsidiaries and investee companies

Unit: RMB million

Name of subsidiaries and investee companies	Revenue	Year-on-year increase (%)	Net profit	Year-on-year increase (%)	Total assets	Net assets	Gearing ratio (%)
Eastern Air Jiangsu	1,799	-61.84	-781	-513.23	13,341	3,077	76.94
Eastern Air Wuhan	416	-81.79	-405	-306.63	7,879	3,362	57.33
Eastern Air Yunnan	2,233	-59.83	-762	-289.55	18,960	6,540	65.51
Shanghai Airlines	2,553	-61.94	-1,160	-474.19	28,373	372	98.69
China United Airlines	972	-66.60	-428	-204.39	15,150	4,163	72.52
Shanghai Flight Training	353	4.75	145	9.85	2,119	1,452	31.48
Eastern Technology	2,169	-45.96	-1,056	-2,055.56	6,365	2,935	53.89
OTT Airlines	92	-31.85	-22	144.44	824	613	25.61

1. Eastern Air Jiangsu

   The Company's controlling subsidiary Eastern Air Jiangsu was established in 1993, with a registered capital of RMB2,000 million. In the first half of 2020, Eastern Air Jiangsu achieved revenue of RMB1,799 million, representing a 61.84% decrease from last year. Its net profit achieved RMB-781 million, representing a 513.23% decrease from last year. Passenger traffic volume was 4,055.18 million passenger-kilometres, representing a 56.1% decrease from last year. Eastern Air Jiangsu carried 2,883,800 passengers, representing a 56.7% decrease from last year. As at 30 June 2020, Eastern Air Jiangsu operated a total of 67 A320 series aircraft.

2. Eastern Air Wuhan

   The Company's controlling subsidiary Eastern Air Wuhan was established in 2002, with a registered capital of RMB1,750 million. In the first half of 2020, Eastern Air Wuhan achieved revenue of RMB416 million, representing a 81.79% decrease from last year. Its net profit achieved RMB-405 million, representing a 306.63% decrease from last year. Passenger traffic volume was 728.05 million passenger-kilometres, representing a 81% decrease from last year. Eastern Air Wuhan carried 667,900 passengers, representing a 79.6% decrease from last year. As at 30 June 2020, Eastern Air Wuhan operated a total of 32 B737 series aircraft.

61

Management Discussion and Analysis 3. Eastern Air Yunnan The Company’s controlling subsidiary Eastern Air Yunnan was established in 2010, with a registered capital of RMB3,662 million. In the first half of 2020, Eastern Air Yunnan achieved revenue of RMB2,233 million, representing a 59.83% decrease from last year. Its net profit achieved RMB-762 million, representing a 289.55% decrease from last year. Passenger traffic volume was 3,845.9 million passenger-kilometres, representing a 59.7% decrease from last year. Eastern Air Yunnan carried 3,160,300 passengers, representing a 56.4% decrease from last year. As at 30 June 2020, Eastern Air Yunnan operated a total of 84 B787 series and B737 series aircraft. 4. Shanghai Airlines The Company’s wholly-owned subsidiary Shanghai Airlines was established in 2010, with a registered capital of RMB500 million. In the first half of 2020, Shanghai Airlines achieved revenue of RMB2,553 million, representing a 61.94% decrease from last year. Its net profit achieved RMB-1,160 million, representing a 474.19% decrease from last year. Passenger traffic volume was 4,728.27 million passenger-kilometres, representing a 60.5% decrease from last year. Shanghai Airlines carried 3,194,900 passengers, representing a 61.8% decrease from last year. As at 30 June 2020, Shanghai Airlines operated a total of 102 B787 series, B737 series and A330 series aircraft. 5. China United Airlines The Company’s wholly-owned low-cost airline China United Airlines was established in 1984, with a registered capital of RMB1,320 million. In the first half of 2020, China United Airlines achieved revenue of RMB972 million, representing a 66.60% decrease from last year. Its net profit achieved RMB-428 million, representing a 204.39% decrease from last year. Passenger traffic volume was 1,998.23 million passenger-kilometres, representing a 64.7% decrease from last year. China United Airlines carried 1,592,300 passengers, representing a 64.6% decrease from last year. As at 30 June 2020, China United Airlines operated a total of 53 B737 series aircraft. Compliance with the Relevant Laws and Regulations which may have a Significant Impact on the Company As at 30 June 2020, the Board was not aware of any significant matters which may cause impact on the Group or any non- compliance with the laws and regulations which may have a significant impact on the Group. Core Competitiveness 1. Advantages of locating in prosperous developed area in Shanghai and the Yangtze River Delta 2. Route hubs and network layout with unique advantages 3. Streamlined and efficient fleet structure 4. A brand with strong scent of oriental and quality services 5. High quality customer cluster and outstanding partners Risk Analysis 1. Macro-economic Risk The aviation transportation industry is closely connected to the macro-economic environment. The civil aviation transportation industry is more sensitive to macro- economic climate, which directly affects the development of economic activities, disposable income of residents and changes in the amount of import and export activities. These factors will in turn affect the demand for passenger and cargo services. Meanwhile, the international macro- economic relations and the geopolitical situation will have a relatively large impact on the demand for the Company’s international airline transportation services. If domestic and overseas macro-economic climate worsens, or trade or geopolitical tensions further escalate, the Company’s results of operations and financial condition may be adversely affected. The impact of worldwide spread of COVID-19 posed significant uncertainty on the domestic and overseas economies as well as the international macro-economic environment. The Company paid close attention to the changes in domestic and overseas macro-economic conditions and international macro-economic relations, and flexibly adjusted its transportation capacity and marketing and sales, in order to actively respond to the impact of changes in the external macro-economic environment. 62 China Eastern Airlines Corporation Limited 2020 Interim Report

Management Discussion and Analysis 2. Policy and Regulation Risk An airline has business operations around the world; hence, the aviation industry is largely affected by domestic and overseas economic policies, laws and regulations. As a public listing company, the Company is also affected by the securities regulatory laws, regulations and policies of the place of listing. The adjustments of and changes in relevant domestic and overseas laws and regulations, industrial policies, and regulatory policies may, to a certain extent, result in uncertainties in the future business development and operating results of the Company. With respect to industrial policies and regulations, the Company played an active role in various discussions concerning formulation and refinement, and timely analyzed and considered the latest changes and the impact on the Company so as to seize the development opportunities arising from such updates and prudently respond to the risks, challenges and uncertainties arising from the changes in policies and regulations. 3. Safe Operation Risk Flight safety is the pre-condition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft and equipment irregularities or failures, national and international terrorism and other force majeure events may have an adverse effect on the flight safety, aviation security and operational safety of the Company. The Company implemented the accountability system for safe operation, enhanced its safety and risk prevention and control system, conducted emergency drills, strengthened safety management and control capabilities, promoted aviation security information construction, and strengthened safety supervision in aspects of flight, aviation security and maintenance to ensure the Company continuously operates safely. 4. Core Resources Risk The rapid growth in the industry has caused competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights resources and time slot resources. If the core resources reserves of the Company fail to adequately support the rapid growth of the Company’s operational scale, the business and operations of the Company may be adversely affected. The Company promoted the building of corporate culture of ‘‘Love at CEA’’ and further improved its incentive scheme for core technical staff. The Company proactively developed a core backup workforce through providing training programs to a pool of multitier back- up management personnel and launching of core technical staff recruitment plan. Meanwhile, the Company coordinated with the industry regulators with respect to air traffic rights and time slot resources, by proactively participating in the market competition for time slots. 5. Competition Risk With the liberalisation of the domestic aviation market, development of low-cost airlines and the leading international airlines’ increasing addition of flight capacity in the China market, future competition in the domestic and overseas aviation transportation industries may intensify and may bring uncertainty to the Company’s resources of air traffic rights and time slots, ticket price levels and market shares, and the results of operations of the Company may be adversely affected accordingly. There is a certain level of overlap between railway transportation, highway transportation, ship transportation and air transportation in certain markets. As the impact from railway, highway and ship transportation on the domestic civil aviation market has become normalised and Internet-based, certain route of the Company will experience larger competitive pressure. 63

Management Discussion and Analysis The Company actively responded to the industry competition, strove for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved the aircraft utilization rate and the penetration rate in core markets, and consolidated and expanded market share in the four large hubs and core markets. Leveraging on the SkyTeam Airline Alliance platform, the Company enhanced its strategic cooperation with Delta and AFK, and strengthened the cooperation with non- member airlines of the SkyTeam Airline Alliance such as Qantas and Japan Airlines to develop a highly efficient and convenient flight network which covered the whole China and connected to the whole world. Under the impact of other means of transportation, the Company continuously refined its route network, reinforced complete access to the network and the sale of international interline transit products, provided quiet, reassuring and comfortable cabin services, optimized onboard catering standards, actively developed and maintained the Group’s customers and frequent flyer groups to take advantages from aviation service brands. Also, the Company focused on the flight punctuality rate to improve fine operations, in order to capitalize on the speed advantage of aviation transportation. 6. Risk Associated with the Fluctuation of Jet Fuel Prices Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Company’s revenue from fuel surcharge and accordingly the Company’s results of operations. Affected by COVID-19, there remains great uncertainty on the number of flights operated by and the fuel consumption of the Company in 2020, hence, there also remains great uncertainty on the expected jet fuel costs. Based on the fuel consumption of flights actually operated in 2019, setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Company would have increased or decreased by approximately RMB1,710 million. On the one hand, the Company optimized its capacity, strengthened marketing and strived to increase passenger load factor and unit yield level, in order to respond to pressure of rising jet fuel prices. On the other hand, in order to avoid the adverse impacts arising from jet fuel price fluctuations on the Company’s operations, the Board authorized the Company to prudently conduct jet fuel hedging activities. The Company has designated a special working group to closely track and proactively analyze the trend of international oil prices, and study and formulate jet fuel hedging operation strategies to lower the risk associated with the fluctuation of jet fuel prices. 7. Exchange Rate Fluctuation Risk As the Company’s foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will therefore generate a large amount of foreign exchange loss/gain, which directly affects the Company’s profit for that period and causes larger impact on the Company’s operating results. 64 China Eastern Airlines Corporation Limited 2020 Interim Report

Management Discussion and Analysis As at 30 June 2020, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Company’s net profit and other comprehensive income would have been as follows: Unit: RMB million Effect on other Effectonnetprofit comprehensive income Appreciation Depreciation Appreciation Depreciation USD exchange rates -318 318 34 -34 In 2020, the Company expanded its financing channels by means of issuing super short-term debentures and corporate bonds, and acquiring RMB borrowings to bring in RMB financing, and proactively optimized the mix of currency denomination of the Company’s debts. In the future, the Company will further reinforce its research and judgement on the foreign exchange market, expand the variety of its financing instruments such as RMB and continuously improve the Company’s debts and currency structure in order to minimize the adverse impacts arising from exchange rate fluctuations on the Company’s operations. 8. Interest Rate Fluctuation Risk The majority of the Company’s liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Company’s existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Company’s finance costs. As at 30 June 2020, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Company’s net profit and other comprehensive income would have been as follows: Unit: RMB million Effect on other Effectonnetprofit comprehensive income Increase Decrease Increase Decrease Floating rate instruments -80 80 10 -10 The Company intends to launch transactions in derivatives to further optimise the proportion of floating-rate debts to the USD-denominated debts in the future. At the same time, the Company will actively grasp the timing of issuance of super short-term debentures and corporate bonds to minimize RMB finance costs. Information Technology Safety Risk The development of all businesses in the Company’s operational process is closely related to the information network system which imposes new requirements on traditional management and work processes of the Company. If there are any design discrepancies, operational default or interruption in the network information system of the Company, inadequate training and education on legal compliance for internal staff, or if the system experiences external network attacks, the Company’s business and operations may be affected or result in leakage of customers’ data. The occurrence of any of the foregoing may have an adverse effect on the brand image of the Company. Continuous upgrades of information systems will challenge the development of the Company. 65

Management Discussion and Analysis The Company continuously promoted the construction of information security projects, and established sound information security-related technical protection and security management platforms. The Company strengthened information security management by deepening the strategic cooperation with external authoritative security agencies. Targeting the implementation of the General Data Protection Regulation (GDPR) by the European Union, the Company has appointed a ‘‘data protection officer’’. The Company strengthened the customer privacy terms of online channel, troubleshoot risks of third-party platforms and reinforced passenger information protection firewall. The Company initiated a special task for network protection to improve network security protection capabilities. 10. Development and Transformation Risk While the Company expands to new international markets, carries out external investments, mergers and acquisitions and adjusts the structure of its existing businesses and assets, it may face risks including business decision making, laws, management and competition risks which may affect the results of implementing the development strategies of the Company. During the process of transformation, the Company speeds up its e-commerce capacity building, explores ‘‘Passenger- to-Freighter Conversion’’, a new space for development, and innovative asset and optimise on-board catering management and control methods. China United Airlines, the Company’s subsidiary, speeds up its mixed ownership reform. The Company adjusts the structure of its existing businesses and assets, with new requirements for the overall operating management abilities of the Company. Some of the Company’s transforming projects or adjusted businesses may be unable to achieve expected goals. The Company has been making improvements to the full monitoring and management system of foreign investment and will enhance the research and substantiation of projects, strictly monitor various investment activities and refine the risk management mechanism through conducting due diligence and asset valuation during the process of expansion into the new international markets, external investment and acquisition and mergers, and adjustments to the structure of its existing businesses and assets. 11. Suppliers Risk The aviation transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, aviation equipment, jet fuel and information technology services. Airlines generally obtain operating resources through centralized purchases to reduce operating costs. If there is abnormality in the operations of the Company’s major suppliers, main sales channels operators and major customers, or if there is a risk that there is the business or supply interruption between them and the Company due to global trade relations, international geopolitical situation and other external factors, the Company’s business and operations may be adversely affected. The Company has been focusing on the suppliers who are closely related to the Company’s business and operations, while the corresponding management team analyzed the contractual performance of suppliers and conducted assessment on suppliers regularly. The Company paid close attention to the changing market conditions of the types of material highly relevant to its business and operations, whereas the collection and analysis of the fluctuations in price was conducted by the procurement department. 66 China Eastern Airlines Corporation Limited 2020 Interim Report

Management Discussion and Analysis 12. Securities Market Fluctuations Risks The share price of a listed company is not only dependent on its current results and projection for future operations, but also on factors including legal requirements of its place of listing, macro-economy, flow of market capital and investor sentiment etc. The Company’s share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors. The Company continued to enhance its corporate governance standards, fulfill its obligations of information disclosure, improve its operation management ability and strive for outstanding operating results. In the meantime, the Company strengthened the communication between the capital markets and various investors, paid close attention to the Company’s share price performance and media coverage, gave timely response to the market and made every effort to avoid unusual price movement of the shares of the Company. 13. Other Force Majeure and Unforeseeable Risks The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies and the navigational or personnel restrictions imposed by the countries concerned arising from it, geopolitical and political instability around the globe and regional situation of the markets in which the Company’s main business operates may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger capacity and income, as well as increase in safety and insurance costs may adversely affect the business and operations of the Company. COVID-19 has been causing a significant impact on the aviation industry in which the Company operates. The Company took proactive measures, deployed timely prevention and control, actively ensured passenger services and firmly delivered employees care and protection. The Company enhanced the internal cost management and control, reduced investment budget, suspended aircraft introduction and related advance payment, and strived for relief policies regarding the industry to ensure that cash flow meets the requirements of operation. At the same time, the Company continuously improved the epidemic prevention mechanism, and strictly implemented relevant procedures, emergency plans, supervision and monitoring working mechanism, joint prevention and control working mechanism and so on, to ensure the smooth and orderly operation of the Company’s flights. Outlook for the Second Half of 2020 The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for the second half of 2020 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from forward-looking statements of the Group which, therefore, do not constitute any commitment by the Group to future operating results. 67

Management Discussion and Analysis Currently, domestic COVID-19 prevention and control measures have been highly effective, and domestic economic development has resumed to a favourable direction. Nevertheless, the uncertainties in global COVID-19 prevention and control management remain high, which will continue to exert its impact on global economy. Globally, the International Monetary Fund (IMF) gave the latest anticipation that in 2020, COVID-19 will cause a shrink of 4.9% on the world’s economy, representing a severe recession. Domestically, IMF anticipated that China will be the only major economic entity which is able to maintain growth in 2020, but in the view of the complexity in international trade and the significant increase of risks and challenges from the external environment, the domestic economy is still under pressure on its way to recovery. From the perspective of industry, COVID-19 has caused an unprecedented huge challenge to the international civil aviation industry. According to the anticipation recently released by IATA, international airlines passenger capacity will decline by 55% and airline companies will suffer a loss of US$84.3 billion in 2020. COVID-19 has also given a severe hit to the production operation of the domestic civil aviation in the first half of 2020, but the domestic aviation industry will take the lead to bounce back from the bottom with the gradual control over COVID-19 in the country. All the production and operation indexes have recorded a sustained increase since the second quarter of 2020, and the recovery of China’s civil aviation industry is at the forefront of the world. COVID-19 will cause a significant impact on the global aviation industry and profound changes in market structure, structure of customer base, service mode, passengers’ consumption behaviors and the industry’s competitive landscape. The Group will be mentally prepared and carry out concrete preparation work for the changes in the external environment in long term. Under the circumstance of normalizing COVID-19 prevention and control, the Group will firmly promote the major tasks on COVID-19 prevention and control, safe operation, production operation, fine operation and reform development to minimize the negative impact brought by COVID-19. In the second half of 2020, the Group will focus on the following tasks: (I) COVID-19 PREVENTION AND CONTROL The Group will carry out long-term preparation work for battling COVID-19 and strictly implement the requirements of ‘‘guarding against imported cases and preventing a resurgence of local outbreak’’ to firmly safeguard passengers’ and employees’ safety and health and ensure a safe and stable production operation during COVID-19. The Group will strengthen the execution of accountability and fully exercise joint prevention and control mechanism. The Group will endeavor to extend its further effort on safeguarding the health of crew members who stay at major countries, major regions and attend duties on major flights and ensuring the reserves of important prevention and control materials adequate. 68 China Eastern Airlines Corporation Limited 2020 Interim Report

Management Discussion and Analysis (II) SAFE OPERATION The Group will promote safety awareness and strengthen the construction of ‘‘three basics’’; it will strictly implement risk prevention and control measures to enhance the standard of safety management. The Group will investigate hidden safety hazards and implement safety measures to strengthen safety responsibilities. Through the commencement of ‘‘three types of fear’’ education, the Group is going to establish work style and norm. The Group will reinforce the operational management on fleet safety and maintain safety. (III) PRODUCTION OPERATION The Group will closely monitor the changes in COVID-19 and market condition by strengthening market research and analysis and conducting scientific prejudgment to proactively optimize the allocation of inputs. The Group is going to focus on the domestic high-revenue market and allocate more resources to develop wide-body airplanes. The Group will carry out scientific airlines scheduling to increase aircraft utilization rate and will upgrade revenue management and control system to consolidate its management. The Group will innovate auxiliary products related to passenger transportation, such as implementing ticket pre-sale for popular routes, offering choices on food and beverages and airport pick-up and drop-off services. (IV) FINE OPERATION The Group will strengthen fine management and build awareness on cost-control to refine and strictly implement measures to increase revenue and reduce cost. The Group will focus on consumer experience and strengthen service management to further enhance the efficiency and experience on passengers and baggage check-in service, priority boarding service and premium lounge. The Group will strengthen operational management and enhance the efficiency of the integrated operations of flight, cabin, maintenance and ground crew. Through the enhancement of fuel consumption efficiency rate and the reduction of overall energy consumption at ground, the Group will strengthen energy management and establish an environmental management system. It will strengthen risk management and control, continuously improve major risk monitoring indicators and enhance the quantitative risk warning system. (V) REFORM AND INNOVATION The Group adheres to transformation and innovation for a high-quality development. The Group will base on the external environment and the industrial development trend in a scientific approach to formulate the 14th Five-Year Plan reasonably. It will focus on the major areas as covered by the ‘‘new infrastructure’’ and promote transformation of digital management for the aviation industry as well as reinforce the application of big data, cloud computing and artificial intelligence in the Company’s management and operation. The Group will steadily promote the mixed- ownership reform on China United Airlines and firmly facilitate the implementation of technological innovation and reform suggested by Eastern Airlines Research and Development Center. It will deeply explore the reforms undertaken by overseas marketing institutions and consistently deepen the reform on human resources management system. 69

Management Discussion and Analysis

Fleet Plan

Introduction and Retirement Plan of Aircraft for the Second Half of 2020 to 2022

(Units)

Model	Second Half of 2020		2021		2022	
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
A350 Series	2	—	3	—	5	—
A330 Series	—	—	—	—	—	—
A320 Series	13	—	31	6	25	4
B777 Series	—	—	—	—	—	—
B787 Series	2	—	3	—	—	—
B737 Series	—	8	—	2	—	3
ARJ Series	2	—	6	—	8	—
Total	19	8	43	8	38	7

Notes:

1. Since B737 MAX 8 is still grounded, such model is excluded from the above data. The Company is currently negotiating with Boeing regarding the time for resumption of operation and delivery of B737 MAX 8, which is still of great uncertainty.

2. As affected by COVID-19, the Company and its suppliers have negotiated and postponed the progress for the introduction of aircraft which was originally planned to be delivered in the first half of 2020.

3. According to confirmed orders, the Company planned to introduce 21 aircraft and retire 20 aircraft in 2023 to 2025. There are uncertainties in the annual introduction and retirement plan of aircraft of the Company for the second half this year and afterward, which is subject to timely adjustment based on the development of COVID-19, the recovery of market and the negotiation with suppliers.

70 China Eastern Airlines Corporation Limited | 2020 Interim Report

Management Discussion and Analysis Significant Events 1. As at 30 June 2020, the shareholding structure of the Group is set out as follows: Approximate Total number percentage in of shares shareholding (%) I A Shares 11,202,731,426 68.39% 1. Listed shares with trading moratorium 273,972,602 1.67% 1,120,273,142 6.84% 2. Listed shares without trading moratorium 9,808,485,682 59.88% II H Shares 5,176,777,777 31.61% 1. Listed shares with trading moratorium 517,677,777 3.16% 2. Listed shares without trading moratorium 4,659,100,000 28.44% III Total number of shares 16,379,509,203 100.00% Note: As at 30 June 2020, the total number of A shares of the Company amounted to 11,202,731,426 shares, of which 1,394,245,744 shares were listed shares with trading moratorium (of which 273,972,602 shares were held by China Structural Reform Fund Corporation Limited; 1,120,273,142 shares were held by Juneyao Group, Juneyao Airlines (Juneyao Group’s non-wholly owned subsidiary), and Shanghai Jidaohang (Juneyao Airlines’ wholly-owned subsidiary)), and 9,808,485,682 shares were listed shares without trading moratorium. The total number of H shares of the Company was 5,176,777,777 shares, of which 517,677,777 shares were listed shares with trading moratorium (held by Juneyao Hong Kong, a wholly-owned subsidiary of Juneyao Airlines), 4,659,100,000 shares were listed shares without trading moratorium. The total number of shares issued by the Company amounted to 16,379,509,203 shares. 2. Total Number of Shareholders As at 30 June 2020, the total number of registered shareholders of the Company was 240,359. 3. Substantial Shareholders So far as the Directors are aware, as at 30 June 2020, the following persons who are not Directors (other than Wang Junjin), Supervisors and chief executive of the Company) had interests or short positions in the shares and/or underlying shares of the Company which were required to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange: 71

Management Discussion and Analysis

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued shares	Percentage in total issued shares
CEA Holding	A shares	5,072,922,927(L)[Note 1, Note 2]	Beneficial owner	45.28%(L)	30.97%(L)
		457,317,073(L)[Note 2]	Interests of controlled corporation	4.08%(L)	2.79%(L)
	H shares	2,626,240,000(L)[Note 3]	Interests of controlled corporation	50.73%(L)	16.03%(L)
CES Global	H shares	2,626,240,000(L)[Note 3]	Beneficial owner	50.73%(L)	16.03%(L)
Juneyao Group	A shares	311,831,909(L)[Note 4]	Beneficial owner	2.78%(L)	1.90%(L)
		808,441,233(L)[Note 4]	Interests of controlled corporation	7.22%(L)	4.94%(L)
	H shares	529,677,777(L)[Note 5]	Interests of controlled corporation	10.23%(L)	3.23%(L)
Juneyao Airlines	A shares	219,400,137(L)[Note 4]	Beneficial owner	1.96%(L)	1.34%(L)
		589,041,096(L)[Note 4]	Interests of controlled corporation	5.26%(L)	3.60%(L)
		311,831,909(L)[Note 4]	Others	2.78%(L)	1.90%(L)
	H shares	12,000,000(L)[Note 5]	Beneficial owner	0.23%(L)	0.07%(L)
		517,677,777(L)[Note 5]	Interests of controlled corporation	10.00%(L)	3.16%(L)
Juneyao Hong Kong	H shares	517,677,777(L)[Note 5]	Beneficial owner	10.00%(L)	3.16%(L)
Shanghai Jidaohang	A shares	589,041,096(L)[Note 4]	Beneficial owner	5.26%(L)	3.60%(L)
Wang Junjin	A shares	1,120,273,142(L)[Note 4]	Interests of controlled corporation	10%(L)	6.84%(L)
	H shares	529,677,777(L)[Note 5]	Interests of controlled corporation	10.23%(L)	3.23%(L)
Wang Han	A shares	1,120,273,142(L)[Note 4]	Interests of controlled corporation	10%(L)	6.84%(L)
	H shares	529,677,777(L)[Note 5]	Interests of controlled corporation	10.23%(L)	3.23%(L)
Ye Jinqi	A shares	1,120,273,142(L)[Note 4]	Interests of spouse	10%(L)	6.84%(L)
	H shares	529,677,777(L)[Note 5]	Interests of spouse	10.23%(L)	3.23%(L)
Delta	H shares	465,910,000(L)	Beneficial owner	9.00%(L)	2.84%(L)

Notes:

1. The letter (L) denotes a long position. The data disclosed above is mainly based on the information provided on the website of the Hong Kong Stock Exchange (www.hkexnews.hk).

2. 5,072,922,927 A shares were held directly by CEA Holding; and 457,317,073 A shares were held directly by CES Finance, which in turn was entirely held by CEA Holding. Therefore, CEA Holding is deemed to be interested in the 457,317,073 A shares held directly by CES Finance.

72 China Eastern Airlines Corporation Limited | 2020 Interim Report

Management Discussion and Analysis 3. CES Global directly held 2,626,240,000 H shares in the capacity of beneficial owner through HKSCC, and CEA Holding indirectly owned the entire interests of CES Global through CES Finance. Therefore, CEA Holding is deemed to be interested in the 2,626,240,000 H shares held directly by CES Global. 4. 311,831,909 A shares were held directly by Juneyao Group; 219,400,137 A shares were held directly by Juneyao Airlines; and 589,041,096 A shares were held directly by Shanghai Jidaohang. Mr. Wang Han and Mr. Wang Junjin were interested in 71.77% of shares of Juneyao Group; Juneyao Group is the controlling shareholder of Juneyao Airlines; and Juneyao Airlines owned the entire equity interests of Shanghai Jidaohang. Ms. Ye Jinqi is the spouse of Mr. Wang Junjin. Therefore, Juneyao Group is deemed to be interested in 219,400,137 A shares and 589,041,096 A shares held by Juneyao Airlines and Shanghai Jidaohang, respectively; Juneyao Airlines is deemed to be interested in 589,041,096 A shares held directly by Shanghai Jidaohang; Mr. Wang Han and Mr. Wang Junjin are deemed to be interested in 311,831,909 A shares, 219,400,137 A shares and 589,041,096 A shares held directly by Juneyao Group, Juneyao Airlines and Shanghai Jidaohang, respectively; and Ms. Ye Jinqi is deemed to be interested in 1,120,273,142 H shares held indirectly by Mr. Wang Junjin. On 29 October 2019, Juneyao Group and Juneyao Airlines signed a Voting Rights Proxy Agreement to delegate the voting rights of 311,831,909 A shares held directly by Juneyao Group to Juneyao Airlines. Therefore, Juneyao Airlines is also deemed to be interested in the 311,831,909 A shares held directly by Juneyao Group. 5. Juneyao Airlines directly held 12,000,000 H shares; and Juneyao Hong Kong directly held 517,677,777 H shares in the capacity of beneficial owner through HKSCC. Mr. Wang Han and Mr. Wang Junjin were interested in 71.77% of shares of Juneyao Group; Juneyao Group is the controlling shareholder of Juneyao Airlines; and Juneyao Airlines owned the entire equity interests of Shanghai Jidaohang. Ms. Ye Jinqi is the spouse of Mr. Wang Junjin. Therefore, Juneyao Group, Mr. Wang Han and Mr. Wang Junjin are deemed to be interested in 12,000,000 H shares and 517,677,777 H shares held directly by Juneyao Airlines and Juneyao Hong Kong; Juneyao Airlines is deemed to be interested in 517,677,777 H shares held directly by Juneyao Hong Kong; and Ms. Ye Jinqi is deemed to be interested in 529,677,777 H shares held indirectly by Mr. Wang Junjin. Shareholders who are interested in 5% or more of any class of voting shares in the Company are obliged to disclose their interests, and short positions, in voting shares of the Company pursuant to the SFO when (but not limited to) there is any change in the percentage of their respective share interests or the nature of their interests. 73

Management Discussion and Analysis

4. Shareholdings of Directors, Supervisors and Senior Management

Names, relevant positions of and shares of the Company held by the Directors, the Supervisors and members of senior management of the Company as at 30 June 2020 are as follows:

Name	Position	Number of shares of the Company held
Liu Shaoyong	Chairman	—
Li Yangmin	Vice Chairman, President	3,960[Note 1] (A Share)
Tang Bing	Director	—
Wang Junjin	Director	1,120,273,142[Note 2] (A Share) 529,677,777[Note 3] (H Share)
Lin Wanli	Independent non-executive Director	—
Shao Ruiqing	Independent non-executive Director	—
Cai Hongping	Independent non-executive Director	—
Dong Xuebo	Independent non-executive Director	—
Yuan Jun	Employee representative Director	—
Xi Sheng	Chairman of the Supervisory Committee	—
Gao Feng	Employee representative Supervisor	—
Fang Zhaoya	Supervisor	—
Wu Yongliang[Note 5]	Vice President, Chief Financial Officer	3,696[Note 4] (A Share)
Feng Dehua	Vice President	—
Cheng Guowei[Note 6]	Vice President	—
Liu Tiexiang[Note 7]	Vice President	—
Jiang Jiang	Vice President	—
Wang Jian	Board Secretary, Company Secretary and authorized representative	—
Total	/	1,649,958,575

Notes:

1. Mr. Li Yangmin directly held 3,960 A shares in the capacity of beneficial owner.

2. Among those A shares, Juneyao Group, Juneyao Airlines and Shanghai Jidaohang directly held 311,831,909 A shares, 219,400,137 A shares and 589,041,096 A shares respectively. Mr. Wang Junjin is interested in 71.77% of shares of Juneyao Group which is the controlling shareholder of Juneyao Airlines. Juneyao Airlines held the entire interests of Shanghai Jidaohang. Therefore, Mr. Wang Junjin is deemed to be interested in 311,831,909 A shares, 219,400,137 A shares and 589,041,096 A shares directly held by Juneyao Group, Juneyao Airlines and Shanghai Jidaohang respectively.

3. Among those H shares, Juneyao Airlines directly held 12,000,000 H shares. Juneyao Hong Kong directly held 517,677,777 H shares in the capacity of beneficial owner through HKSCC. Mr. Wang Junjin is interested in 71.77% of shares of Juneyao Group which is the controlling shareholder of Juneyao Airlines. Juneyao Airlines held the entire interests of Shanghai Jidaohang. Therefore, Mr. Wang Junjin is deemed to be interested in 12,000,000 H shares and 517,677,777 H shares directly held by Juneyao Airlines and Juneyao Hong Kong respectively.

4. Mr. Wu Yongliang directly held 3,696 A shares in the capacity of beneficial owner.

5. Mr. Wu Yongliang resigned as a Vice President and the Chief Financial Officer of the Company on 28 August 2020.

6. Mr. Cheng Guowei was appointed as a Vice President of the Company on 15 January 2020.

7. Mr. Liu Tiexiang was appointed as a Vice President of the Company on 29 April 2020.

74 China Eastern Airlines Corporation Limited | 2020 Interim Report

Management Discussion and Analysis Save as disclosed above, as at 30 June 2020, none of the Directors, chief executive, Supervisors or members of senior management of the Company and their associates had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the SFO (including any interest or short position which were taken or deemed to have under such provisions of the SFO), or recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code as set out in the Appendix 10 to the Listing Rules. 5. Dividends The Board did not recommend the payment of an interim dividend for the half year ended 30 June 2020. 6. Purchase, Sale or Redemption of Securities During the six months ended 30 June 2020, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (‘‘securities’’, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules). 7. Material Litigation During the six months ended 30 June 2020, the Group was not involved in any material litigation, arbitration or claim. 8. Corporate Governance The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Group, and is of the view that the Group’s corporate governance practices during the six months ended 30 June 2020 met the requirements under the code provisions in the Corporate Governance Code set out in Appendix 14 of the Listing Rules. To further strengthen the awareness of compliance among the Directors, Supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has comprehensively reviewed and implemented written monitoring rules for the operation of listed companies promulgated by regulatory bodies including the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions. During the six months ended 30 June 2020, the Company has adopted the Model Code as the securities transactions code for the Directors. Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the requirements as set forth in the Model Code regarding Directors’ securities transactions. 9. Audit and Risk Management Committee The Audit and Risk Management Committee has reviewed the accounting principles and methods adopted by the Group with the management of the Company, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the six months ended 30 June 2020 prepared in accordance with IFRSs. The Audit and Risk Management Committee has no disagreement with the accounting treatment adopted by the Company. 75

Management Discussion and Analysis 10. Changes in Personnel Cessation Name Date of Cessation Reason for Change Position Wang Junjin 29 April 2020 Personal work commitments Member of the Nomination and Remuneration Committee, and member of the Planning and Development Committee Wu Yongliang 28 August 2020 Work arrangement Vice president and chief financial officer Appointment Name Date of Appointment Reason for Change Position Zhou Qimin 28 August 2020 Appointed by the Board Chief financial officer Cheng Guowei 15 January 2020 Appointed by the Board Vice president Liu Tiexiang 29 April 2020 Appointed by the Board Vice president Lin Wanli 29 April 2020 Appointed by the Board Member of the Planning and Development Committee For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 15 January, 29 April and 28 August 2020. 76 China Eastern Airlines Corporation Limited 2020 Interim Report

Management Discussion and Analysis

11. Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

Name	Name of Shareholder or other entities	Position(s) held	Date of appointment	Date of cessation
Yuan Jun	CEA Holding	Chairman of the labour union	May 2018	May 2020
Xi Sheng	CEA Holding	Director of audit department	December 2018	May 2020
	Eastern Air Jiangsu	Chairman	January 2020	
	Eastern Aviation Import & Export Co., Ltd.	Chairman	April 2020	
Wu Yongliang	CEA Holding	Vice president and party member	November 2017	August 2020
		Chief accountant	June 2018	August 2020
	Shanghai Airlines	Executive director	January 2018	June 2020
Feng Dehua	Eastern Logistics	Chairman	February 2020	
	China United Airlines	Executive director	August 2019	February 2020
Cheng Guowei	CEA Holding	Safety director	February 2020	
	Eastern Technology	Executive director and party secretary	March 2020	
	Shanghai Technologies Aerospace Co., Ltd.	Chairman of the Board	January 2020	
	Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd.	Chairman	March 2020	
Liu Tiexiang	CEA Holding	Vice president and party member	March 2020	
	Shanghai Airlines	Chairman	June 2020	

77

Management Discussion and Analysis 12. Provision of guarantees Unit: RMB thousand Guarantees provided by the Company and its subsidiaries for subsidiaries Total amount of guarantees provided for subsidiaries during the Reporting Period ——- Total amount of guarantees for subsidiaries outstanding at the end of the Reporting Period 4,312,548 Total amount of guarantees of the Company (including those provided for subsidiaries) Total amount of guarantees of the Company Total amount of guarantees 4,312,548 Total amount of guarantees as a percentage of the Company’s net assets (%) 7.16% Including: Guarantees provided for shareholders, de facto controllers and related parties ——- Amount of debt guarantees provided directly or indirectly for companies with debt ratio of over 70% 4,312,548 The amount of guarantees in excess of 50% of the net assets ——- Total amount of the above three guarantee items 4,312,548 Notes: 1. The debt guarantees provided by the Company directly or indirectly for companies with debt ratio of over 70% as described above amounted to RMB4.313 billion and were provided by the Company to Eastern Air Overseas, its wholly-owned subsidiary, which serves as an overseas financing platform of the Company. The amount of guarantees is within the mandate limit granted at the general meeting. 2. On 31 December 2019, the first ordinary meeting of the ninth session of the Board considered and approved that the Company shall provide, within the period from the effective date of the resolution to 31 December 2020, guarantee in the total amount of up to RMB1 billion to its three wholly- owned subsidiaries, namely China United Airlines, Shanghai Flight Training and Eastern Technology or their respective wholly-owned subsidiaries. The period of guarantee shall be the same as the period of subject obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement of the Company published on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange on 2 January 2020. 13. Miscellaneous The Company hereby refers to important events affecting the Group which have occurred after 30 June 2020, with details set out as follows: (1) On 28 August 2020, the Board considered and approved the resolution regarding the continuing connected transactions of the Company in relation to the catering, aircraft on-board supplies support and related services, agreed the business plan that the Company shall engage China Eastern Air Catering Investment Co., Ltd. (‘‘Eastern Air Catering’’) for the centralised procurement and the support and maintenance of production and operation of all of the catering, aircraft on-board supplies support and related services, agreed that the Company and Eastern Air Catering shall enter into the catering and aircraft on-board supplies support agreement and carry out the catering and aircraft on-board supplies support continuing connected transactions, and determined the proposed annual caps for the three years ending 31 December 2021, 2022 and 2023. The transactions contemplated under the catering and aircraft on-board supplies support agreement as well as the proposed annual caps are subject to independent shareholders’ approval. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 28 August 2020. 78 China Eastern Airlines Corporation Limited 2020 Interim Report

Management Discussion and Analysis

(2) The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 30 June 2020, are set out as follows:

Unit: RMB thousand, other than USD

Approved category	Actual amount incurred up to 30 June 2020	2020 estimated transaction caps
Financial services		
— balance of deposit	505,926	12,000,000
— balance of loans	—	12,000,000
Catering services and related services		
— service fee paid for catering services	258,454	2,000,000
— amount received for property leasing	9,012	80,000
Complementary services	173,507	1,380,000
Import and export services	47,866	730,000
Properties leasing and construction and management agency services	34,567	280,000
Advertising services	8,232	70,000
Aircraft finance lease services[Note 1]	462,816	USD3,486 million
Aircraft and aircraft engines operating lease services		
— annual rent[Note 2]	199,261	581,000
— total rent[Note 3]	—	2,450,000
Freight logistics services		
— amount received for freight logistics business support services	96,618	300,000
— amount paid for cargo terminal business support services	110,265	550,000
Bellyhold space services		
— contractual fee received under the contractual operation agreement[Note 4]	2,614,865	4,500,000
— operation cost paid under the operation cost agreement[Note 4]	188,296	400,000
AIR FRANCE-KLM aviation transportation cooperation and support services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)		
— amount received	100,182	1,260,000
— amount paid	186,422	780,000
Aviation information technology services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	166,005	1,360,000

79

Management Discussion and Analysis Note 1: For aircraft finance lease services, the actual amount incurred in the first half of 2020 represents the total lease amount (principal and interest) plus service charge for the new finance lease aircraft in the first half of 2020; Note 2: For aircraft operating lease services, the actual amount incurred in the first half of 2020 represents the lease amount paid in the first half of 2020 for the operating lease aircraft and engines; Note 3: For aircraft operating lease services, the actual amount incurred in the first half of 2020 represents the total lease amount of all lease terms for the new operating lease aircraft and engines in the first half of 2020; Note 4: Bellyhold space contractual operation services in 2020 include the contractual fee received and operation cost paid for sending out conventional and unconventional passenger flights. 80 China Eastern Airlines Corporation Limited 2020 Interim Report